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                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           -------------------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                           -------------------------

                         AMERICAN SAFETY RAZOR COMPANY
                           (NAME OF SUBJECT COMPANY)

                         AMERICAN SAFETY RAZOR COMPANY
                       (NAME OF PERSON FILING STATEMENT)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   029362100
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                THOMAS H. QUINN
                       CHAIRMAN & CHIEF EXECUTIVE OFFICER
                              ONE RAZOR BLADE LANE
                                  P.O. BOX 500
                          VERONA, VIRGINIA 24482-0500
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
        NOTICE AND COMMUNICATIONS ON BEHALF OF PERSON FILING STATEMENT)

                                WITH COPIES TO:

                             JAMES B. CARLSON, ESQ.
                              MAYER, BROWN & PLATT
                                 1675 BROADWAY
                         NEW YORK, NEW YORK 10019-5820
                                 (212) 506-2500

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

The name of the subject entity is American Safety Razor Company, a Delaware corporation (the "Company"), which has its principal executive offices at One Razor Blade Lane, P.O. Box 500, Virginia 24482-0500. The class of equity securities to which this statement relates is the common stock, $.01 par value per share, of the Company (the "Shares").

ITEM 2.  TENDER OFFER OF BIDDER

This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates to the cash tender offer (the "Offer") by RSA Acquisition Corp., a Delaware corporation ("Purchaser"), a wholly-owned subsidiary of RSA Holdings Corp. of Delaware ("Parent"), a Delaware corporation disclosed in a tender Offer Statement on Schedule 14D-1, dated February 22, 1999 (the "Schedule 14D-1"), whereby Purchaser has offered to purchase all of the outstanding Shares held by the stockholders of the Company (the "Stockholders") at a price of $14.125 per Share (such price, or any such higher price as may be paid in the Offer, being referred to herein as the "Offer Price"), net to the Stockholders in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 22, 1999 (the "Offer") and in the related Letter of Transmittal (which together with any amendments or supplements thereto constitute the "Offer Documents"), each of which is incorporated by reference herein. Parent is a wholly owned subsidiary of J.W. Childs Equity Partners II, L.P. ("J.W. Childs").

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES (THE "MINIMUM SHARES") OF COMMON STOCK WHICH CONSTITUTES MORE THAN 50% OF THE VOTING POWER OF AMERICAN SAFETY RAZOR COMPANY (DETERMINED ON A FULLY DILUTED BASIS) ON THE DATE OF PURCHASE (THE "MINIMUM CONDITION"). THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS. SEE "OFFER CONDITIONS" UNDER ITEM 3.

The Company has represented and warranted to Purchaser and Parent in the Merger Agreement (as defined below) that, as of February 12, 1999, there were (i) 12,110,049 Shares issued and outstanding, and (ii) 750,000 Shares reserved pursuant to the exercise of options (of which there are options to purchase 464,400 Shares outstanding). The Merger Agreement provides, among other things, that prior to the Effective Time or Termination of the Merger Agreement the Company will not, without the prior written consent of Parent, issue any additional Shares (except upon the exercise of outstanding options and warrants). Based on the foregoing, the Company believes that the Minimum Condition will be satisfied if a majority of the outstanding Shares are validly tendered and not withdrawn prior to the expiration of the Offer. Holders of approximately 2,311,654 (approximately 19%) of the outstanding Shares and have agreed to tender their Shares pursuant to the Offer. See "Shareholders Agreement" under Item 3.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 12, 1999 (the "Merger Agreement"), by and among the Parent, the Purchaser and the Company. Pursuant to the Merger Agreement and the Delaware General Corporation Law ("DGCL"), as soon as practicable after the completion of the Offer and satisfaction or waiver, if permissible, of all conditions to the Merger, the Purchaser will be merged with and into the Company (the "Merger"), and the Company will be the

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surviving corporation in the Merger and be a wholly-owned subsidiary of the
Parent (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each Share then outstanding (other than any Shares held by
(i) Parent, the Purchaser, any wholly-owned subsidiary of the Parent or the Purchaser, in the treasury of the Company or by any wholly-owned subsidiary of the Company, which Shares, by virtue of the Merger, shall be canceled, and shall cease to exist with no payment being made with respect thereto, and (ii) Shares held by the Stockholders of the Company who have properly perfected their dissenters rights if any, under the DGCL), will be converted into the right to receive the Offer Price, net to the seller in cash, without interest. The Merger Agreement is incorporated by reference herein and is summarized in Item 3 of this Schedule 14D-9.

Consummation of the Merger is conditioned upon, among other things, the approval and adoption by the requisite vote of Stockholders of the Merger Agreement, if required by applicable law. Under the DGCL, if a corporation owns at least 90% of the outstanding shares of each class of stock of a corporation's stock, the corporation holding such stock may merge such corporation into itself, or itself into such corporation, without any action or vote on the part of the board of directors or the shareholders of such other corporation (a "short-form merger"). In the event that Purchaser acquires in the aggregate at least 90% of the outstanding Shares pursuant to the Offer or otherwise, then, at the election of Parent, a short-form merger could be effected without any further approval of the Company's Board of Directors (the "Company's Board") or the Stockholders.

Pursuant to the Merger Agreement, following the purchase of Shares in the Offer, the Parent has the right to designate directors on the Company's Board. See the Company's Information Statement (the "Information Statement") pursuant to
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, which is attached as Annex A hereto and incorporated herein by reference.

According to the Schedule 14D-1, the principal office of the Parent and Purchaser is located at c/o J.W. Childs Equity Partners II, L.P., One Federal Street, 21st Floor, Boston, Massachusetts 02110.

ITEM 3.  IDENTITY AND BACKGROUND

(a) The name and address of the Company, which is the person filing this Statement, is set forth in Item 1 above. All information contained in this Statement or incorporated herein by reference concerning the Parent, the Purchaser or their respective officers, directors, representatives or affiliates, or actions or events with respect to any of them, was provided by the Parent or the Purchaser, respectively, and the Company takes no responsibility for such information.

(b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and its executive officers, directors or affiliates are described below in Item 6(a) to this Schedule 14D-9 and/or in the Information Statement under the captions "Executive Compensation", "Certain Transactions" or "Employment Agreements." In addition, certain members of the Company's Board and management have interests in the Offer and the Merger that are in addition to, and not necessarily alligned with, the interests of the other Stockholders. These interests are described below in Item 6(a) to this
Schedule 14D-9 and/or in the Information Statement under the caption "Executive Compensation", "Certain Transactions" or "Employment Agreements". Except as described herein, there are no material contracts, agreements, arrangements or understand-

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ings between the Company or its affiliates and the Parent, the Purchaser or any of their respective executive officers, directors or affiliates.

THE MERGER AGREEMENT; THE SHAREHOLDERS AGREEMENT. The following is a summary of the Merger Agreement and the Shareholders Agreement among the Parent, the Purchaser and certain Stockholders (the "Principle Holders") dated as of February 12, 1999 (the "Shareholders Agreement"), which summaries are qualified in their entirety by reference to the Merger Agreement, the Shareholders Agreement and such other agreements which are filed as exhibits to the Schedule 14D-9.

TERMS OF THE OFFER, EXPIRATION DATE. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered on or prior to the Expiration Date and not properly withdrawn. The term "Expiration Date" means 12:00 Midnight, New York City time, on Friday, March 19, 1999, unless and until the Purchaser, in its discretion (but subject to the terms and conditions of the Merger Agreement), shall have extended the period during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, SATISFACTION OF THE MINIMUM CONDITION AND THE EXPIRATION OR TERMINATION OF ALL WAITING PERIODS IMPOSED BY THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1996, AS AMENDED, AND THE REGULATIONS THEREUNDER (THE "HSR ACT"). THE PURCHASER RESERVES THE RIGHT (BUT SHALL NOT BE OBLIGATED) TO WAIVE ANY OR ALL OF SUCH CONDITIONS, BUT SUBJECT TO THE TERMS OF THE MERGER AGREEMENT. THE OFFER IS NOT CONDITIONED ON THE RECEIPT OF FINANCING. SUBJECT TO THE PROVISIONS OF THE MERGER AGREEMENT INCLUDING THE PROVISIONS OF THE MERGER AGREEMENT SET FORTH IN THE NEXT PARAGRAPH AND THE APPLICABLE RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"), THE PURCHASER RESERVES THE RIGHT, IN ITS SOLE DISCRETION, TO WAIVE ANY OR ALL CONDITIONS TO THE OFFER (OTHER THAN THE MINIMUM CONDITION) AND TO MAKE ANY OTHER CHANGES IN THE TERMS AND CONDITIONS OF THE OFFER. SUBJECT TO THE PROVISIONS OF THE MERGER AGREEMENT, INCLUDING THE PROVISIONS OF THE MERGER AGREEMENT SET FORTH IN THE NEXT PARAGRAPH, AND THE APPLICABLE RULES AND REGULATIONS OF THE COMMISSION, IF BY THE EXPIRATION DATE ANY OR ALL OF SUCH CONDITIONS TO THE OFFER HAVE NOT BEEN SATISFIED, THE PURCHASER RESERVES THE RIGHT (BUT SHALL NOT BE OBLIGATED) TO (I) TERMINATE THE OFFER AND RETURN ALL TENDERED SHARES TO TENDERING STOCKHOLDERS, (II) WAIVE SUCH UNSATISFIED CONDITIONS AND PURCHASE ALL SHARES VALIDLY TENDERED OR (III) EXTEND THE OFFER, AND, SUBJECT TO THE TERMS OF THE OFFER (INCLUDING THE RIGHTS OF STOCKHOLDERS TO WITHDRAW THEIR SHARES), RETAIN THE SHARES WHICH HAVE BEEN TENDERED, UNTIL THE OFFER, AS SO EXTENDED BY THE PURCHASER, SHALL EXPIRE.

Subject to the applicable rules and regulations of the Commission and the terms of the Merger Agreement, the Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in the Offer Conditions shall have occurred or shall have been determined by the Purchaser to have occurred, to (i) extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to Continental Stock Transfer & Trust Co., which is acting as the Depositary (in such capacity, the "Depositary") and (ii) amend the Offer in any respect by giving oral or written notice of such amendment to the Depositary. Under the terms of the Merger Agreement, however, without the prior written consent of the Company, the Purchaser will not decrease the price per Share payable in the Offer, change

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the form of consideration payable in the Offer, decrease the number of Shares sought to be purchased in the Offer, change the Offer conditions, waive the Minimum Condition, impose additional conditions to the Offer, except as otherwise provided in the Merger Agreement, extend the initial Expiration Date or amend any other terms of the Offer in any manner adverse to the holders of any Shares. The Purchaser shall have no obligation to pay interest on the purchase price of tendered Shares, including in the event the Purchaser exercises its right to extend the period of time during which the Offer is open. The rights reserved by the Purchaser in this paragraph are in addition to the Purchaser's rights to terminate the Offer pursuant to the Offer Conditions set forth below. The Merger Agreement provides that, subject to the terms and conditions of the Offer and the Merger Agreement and the satisfaction or waiver (to the extent permitted) of all the conditions to the Offer as of the Expiration Date, the Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after the Expiration Date. If the Offer Conditions are not satisfied or waived by the Purchaser as of the Expiration Date, Purchaser will extend the Offer from time to time for the shortest time periods permitted by law and which it reasonably believes are necessary until the consummation of the Offer; provided that notwithstanding the satisfaction of the Offer Conditions, the Parent and the Purchaser shall have the right, after consultation with the Company, to extend the Offer until up to April 2, 1999, notwithstanding the prior satisfaction of the conditions to the Offer.

Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made in accordance with Rule 14e-1(d) under the Exchange Act, no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which the Purchaser may choose to make any public announcement, except as provided by applicable law (including Rules 14d-4(c) and 14(d)-6(d) under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares), the Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service.

If the Purchaser makes a material change in the terms of the Offer or if it waives a material condition of the Offer, the Purchaser will disseminate additional tender offer material and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the materiality, of the changes. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought, a minimum ten business day period from the day of such change is generally required to allow for adequate dissemination to stockholders. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday, or a federal holiday and consists of the time period from 12:01 A.M. through 12:00 Midnight, New York City time.

The Company has provided the Purchaser with a list of Stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal and other relevant materials will be mailed by the Purchaser to record holders of Shares and furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the list of Stockholders or, if applicable, who are listed as participants in a

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clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

THE OFFER. The Merger Agreement provides for the commencement of the Offer as soon as practicable, and in any event within five business days from the date of the execution of the Merger Agreement. The obligation of the Purchaser to accept for payment or pay for any Shares tendered pursuant to the Offer is subject to the satisfaction or waiver (to the extent permitted by the Merger Agreement) of the conditions set forth in the Offer Conditions. The Parent or the Purchaser may waive any such condition in whole or in part and make any other changes in the terms and conditions of the Offer, subject to the terms of the Merger Agreement.

Under the terms of the Merger Agreement, without the prior written consent of the Company, the Purchaser will not decrease the price per Share payable in the Offer, change the form of consideration payable in the Offer, decrease the number of Shares sought to be purchased in the Offer, change the Offer Conditions, waive the Minimum Condition, impose additional conditions to the Offer, except as otherwise provided in the Merger Agreement, extend the initial Expiration Date or amend any other terms of the Offer in any manner adverse to the Stockholders. The Purchaser shall have no obligation to pay interest on the purchase price of tendered Shares, including in the event the Purchaser exercises its right to extend the period of time during which the Offer is open. The rights reserved by the Purchaser in this paragraph are in addition to the Purchaser's rights to terminate the Offer pursuant to the Offer Conditions. The Merger Agreement provides that, subject to the terms and conditions of the Offer and the Merger Agreement and the satisfaction or waiver (to the extent permitted) of all the Offer Conditions as of the Expiration Date, the Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after the Expiration Date. If the Offer Conditions are not satisfied or waived by the Purchaser as of the Expiration Date, the Purchaser will extend the Offer from time to time for the shortest time periods permitted by law and which it reasonably believes are necessary until the consummation of the Offer; provided that notwithstanding the satisfaction of the Offer Conditions, the Parent and the Purchaser shall have the right, after consultation with the Company, to extend the Offer until up to April 2, 1999, notwithstanding the prior satisfaction of the Offer Conditions.

OFFER CONDITIONS. Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14-e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any Shares tendered pursuant to the Offer, and may amend or terminate the Offer (whether or not any shares have theretofore been purchased or paid for) to the extent permitted by the Merger Agreement if (i) the Minimum Condition is not satisfied, or (ii) at any time on or after the date of the Merger Agreement and prior to the acceptance for payment of Shares, any of the following conditions occurs or has occurred:

a. there shall have been instituted or pending any action or proceeding brought by any governmental authority before any federal or state court, or any order or preliminary or permanent injunction entered and continuing in any action or proceeding before any federal or state court or governmental, administrative or regulatory authority or agency, or any statute, rule, regulation, legislation, interpretation, judgment or order enacted,

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    entered, enforced, promulgated, amended, issued and continuing and applicable to the Parent, the Purchaser, the Company or any subsidiary or affiliate of the Purchaser or the Company or the Offer or the Merger, by any legislative body, court, government or governmental, administrative or regulatory authority or agency which would reasonably be expected to have the effect of: (i) making illegal, or otherwise directly or indirectly restraining or prohibiting or making materially more expensive the making of the Offer, the acceptance for payment of, or payment for, the Shares by the Parent or the Purchaser or the consummation of any of the transactions contemplated by the Merger Agreement; (ii) prohibiting or materially limiting the ownership or operation by the Company or any of its subsidiaries or the Parent, the Purchaser or any of the Parent's affiliates of all or any material portion of the business or assets of the Company or any of its subsidiaries, taken as a whole, or any of its affiliates or compelling Parent, Purchaser or any of the Parent's affiliates to dispose of or hold separate all or any material portion of the business or assets of the Company or any of its subsidiaries or Parent, or any of its affiliates, as a result of the transactions contemplated by the Offer or the Merger Agreement; or (iii) imposing or confirming material limitations on the ability of the Parent, the Purchaser or any of the Parent's affiliates effectively to acquire or hold or to exercise full rights of ownership of Shares, including without limitation the right to vote any Shares acquired or owned by the Parent or the Purchaser or any of its affiliates on all matters properly presented to the Stockholders, including without limitation the adoption and approval of the Merger Agreement and the Merger or the right to vote any shares of capital stock of any subsidiary directly or indirectly owned by the Company; or (iv) requiring material divestiture by the Parent or the Purchaser of any Shares;

b. there shall have occurred and be continuing (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States,
    (ii) a material adverse change in or material disruption of conditions in the market for syndicated bank credit facilities or the financial, banking, or capital markets generally, (iii) a commencement and continuation of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States which would have a Material Adverse Effect (as defined below) on the Company or (iv) in the case of any of the foregoing existing at the time of commencement of the Offer, a material acceleration or worsening thereof;

c. (i) it shall have been publicly disclosed or the Purchaser shall have otherwise learned that beneficial ownership (determined for the purposes of this paragraph as set forth in Rule 13d-3 promulgated under the Exchange
    Act) of more than 25% of the outstanding Shares has been acquired by any corporation (including the Company or any of its subsidiaries or affiliates), partnership, person or other entity or group (as defined in
    Section 13(d)(3) of the Exchange Act), other than the Parent or its affiliates, or the Principal Holders or any of their respective affiliates (but only with respect to the Shares that they beneficially own on the date of the Merger Agreement), or (ii)(A) the Company's Board or any committee thereof shall have withdrawn or modified in a manner adverse to the Parent or the Purchaser the approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Takeover Proposal or any other acquisition of Shares other than the Offer and the Merger, (B) any such corporation, partnership, person or other entity or group shall have entered into a definitive agreement or an agreement in principle with the Company with respect to an Acquisition Transaction, or (C) the

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Company's Board or any committee thereof shall have resolved to do any of the foregoing;

d. any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality or Material Adverse Effect shall not be true and correct, or any such representations and warranties that are not so qualified shall not be true and correct in any material respect, in each case as if such representations and warranties were made at the time of such determination;

e. the Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement;

f. the Merger Agreement shall have been terminated in accordance with its terms or the Offer shall have been terminated with the consent of the Company; or

g. any waiting periods under the HSR Act of applicable to the purchase of Shares pursuant to the Offer shall not have expired or been terminated, or any material approval, permit, authorization or consent of any domestic or foreign governmental, administrative or regulatory agency (federal, state, local, provincial or otherwise) shall not have been obtained on terms satisfactory to the Parent in its reasonable discretion;

and, in addition, which, in the case of (a) through (g), in the reasonable, good faith judgment of the Parent or the Purchaser, and regardless of the circumstances (including any action or inaction by the Parent or the Purchaser or any of their affiliates) giving rise to any such conditions, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of or payment for Shares or to proceed with the Merger.

WITHDRAWAL RIGHTS. Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after April 22, 1999. If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to purchase Shares validly tendered pursuant to the Offer for any reason, then without prejudice to the Purchaser's rights under the Offer, the Depositary may nevertheless, on behalf of the Purchaser, retain tendered Shares and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein. Any such delay in acceptance for payment will be accompanied by an extension of the Offer to the extent required by law.

For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If Share certificates to be withdrawn have been delivered or otherwise identified to the Depositary, then prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signatures on the notice of withdrawal must be guaranteed by a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program (each of the foregoing being referred to as an "Eligible Institution"), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at a book entry transfer of such Shares into the Depositary's account at the

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Depositary Trust Company to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding. The Purchaser reserves the absolute right to reject any and all withdrawals determined by it not to be in proper form. The Purchaser also reserves the absolute right to waive any defect or irregularity in any withdrawal of Shares of any particular Stockholder whether or not similar defects or irregularities are waived in the case of the other Stockholders. No withdrawal of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of the Purchaser, the Parent, any of their affiliates or assigns, Donaldson, Lufkin & Jenrette Securities Corporation and NationsBanc Montgomery Securities LLC, each of which is acting as Dealer Manager, the Depositary, MacKenzie Partners, Inc. or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described herein.

COMPOSITION OF THE BOARD OF DIRECTORS AFTER THE OFFER. The Merger Agreement provides that, promptly upon the consummation of the Offer, and from time to time thereafter, Parent shall be entitled to designate such number of directors (the "Designees"), rounded up to the next whole number, on the Company's Board as is equal to the product of the total number of directors on the Company's Board (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent or its affiliates bears to the total number of fully-diluted Shares then outstanding, and the Company shall, promptly take all actions necessary to cause the Designees to be so elected, including, if necessary, seeking the resignations of one or more existing directors or increasing the size of the Company's Board; provided, however, that prior to the Effective Time, the Company's Board shall always have at least three members who are neither officer, directors, Stockholders or Designees of the Purchaser or any of its affiliates.

THE MERGER. The Merger Agreement provides that, upon the terms and subject to the satisfaction or waiver of the conditions thereof (and including those described in Section 15) and in accordance with DGCL, at the Effective Time, the Purchaser shall be merged with and into the Company. Following the Merger, the separate corporate existence of the Purchaser shall cease and the Company shall continue as the surviving corporation. At the Parent's election, any direct or indirect subsidiary of the Parent other than the Purchaser may be merged with and into the Company instead of the Purchaser.

CERTIFICATE OF INCORPORATION, BY-LAWS, DIRECTORS AND OFFICERS AFTER THE
MERGER. The Merger Agreement provides that the Amended and Restated Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and applicable law. At the Effective Time, the By-Laws of the Purchaser shall be the By-Laws of the Surviving Corporation until thereafter amended in accordance with their terms and applicable law. The Merger Agreement further provides that the directors of the Purchaser immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected and qualified, or their earlier death, resignation or removal; provided that, promptly upon the payment by the Purchaser for Shares pursuant to the Offer, any partners, officers or affiliates of The Jordan Company ("TJC") who are also officers of the Company immediately prior to the Effective Time shall resign as officers of the Company.

CONVERSION OF SHARES. Pursuant to the Merger Agreement, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than any Shares held by the Parent, the Purchaser, any wholly-owned subsidiary of Parent or the Purchaser, in the treasury of the Company or by any wholly owned subsidiary of the Company, which Shares, by virtue of the Merger, shall be canceled and shall cease to exist with no payment being made with respect thereto, and other than Dissenting Shares (as defined below)) shall be converted into the right to receive in cash the Offer Price, payable to the holder thereof, and without interest, upon surrender of the certificate formerly representing such Share.

CONVERSION OF OPTIONS. The Merger Agreement provides that, immediately prior to the Effective Time, each outstanding stock option granted under the Company's stock option plan, whether or not then exercisable or vested, shall become fully exercisable and vested and shall be canceled by the Company, and the holder thereof shall be entitled to receive immediately following the Effective Time from the Company in consideration for such cancellation an amount in cash equal to the product of (a) the excess of the Offer Price over the exercise price per Share thereof and (b) the number of Shares subject to such stock option (net of taxes required by law to be withheld with respect thereto).

DISSENTING SHARES. The Merger Agreement provides that Shares outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of or consented to the Merger and who demands in writing appraisal of such Shares in accordance with Section 262 of the DGCL if such Section 262 provides for appraisal rights for such Shares in the Merger ("Dissenting Shares") shall not be converted into the right to receive the Offer Price, but shall be entitled to receive the consideration as shall be determined pursuant to Section 262 of the DGCL, unless and until such holder fails to perfect or withdraws or otherwise loses his right to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or withdraws or loses his right to appraisal, such Dissenting Shares shall thereupon be treated as if they had been converted as of the Effective Time into the right to receive the Offer Price, if any, to which such holder is entitled, without interest or dividends thereon. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Shares, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company and, prior to the Effective Time, Parent shall have the right to direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands.

STOCKHOLDERS MEETING. The Merger Agreement provides that if required, the Company, acting through the Company's Board, shall, in accordance with applicable law, (i) duly call, give notice of, convene and hold a special meeting of its Stockholders (the "Special Meeting") as soon as practicable following the consummation of the Offer for the purpose of considering and taking action upon the Merger Agreement; (ii) prepare and file with, and use its reasonable best efforts to have cleared by, the Commission a preliminary proxy statement relating to the Merger and the Merger Agreement and use its reasonable efforts (x) to obtain and furnish the information required to be included by the Commission in the Proxy Statement (as hereinafter defined) and, after consultation with Parent, to respond promptly to any comments made by the Commission with respect to the preliminary proxy statement and cause a definitive proxy statement (the "Proxy Statement") to be mailed to the Stockholders and (y) to obtain the necessary approvals of the Merger and the Merger Agreement by the Stockholders; and (iii) subject to the fiduciary obligations of the Company's Board under applicable law as determined in good faith by a majority of the Company's Board based on the advice of independent outside legal counsel, (A) include in the Proxy Statement the recommendation of the Company's Board that the Stockholders vote in favor of the approval of the Merger and the adoption of the Merger Agreement and the written opinion of the Company's financial advisor that the consideration to be received by the Stockholders of the Company pursuant to the Offer and the Merger is fair to such Stockholders and (B) use its reasonable best efforts to obtain the necessary adoption of the Merger Agreement. Pursuant to the Merger Agreement, Parent also agrees that it will vote, or cause to be voted, all of the Shares then owned by it, the Purchaser or any of its other subsidiaries in favor of the approval of the Merger and the adoption of the Merger Agreement.

The Merger Agreement provides that, notwithstanding the foregoing, in the event that Parent, the Purchaser or any other subsidiary of Parent shall acquire at least 90% of the outstanding Shares pursuant to the Offer, the parties thereto agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the consummation of the Offer, without a meeting of Stockholders, in accordance with Section 253 of the DGCL.

CONDUCT OF BUSINESS PENDING THE MERGER. The Company has agreed that, during the period from the date of the Merger Agreement to the Effective Time, except pursuant to the terms of the Merger Agreement or unless Parent shall otherwise agree in writing, the Company will, and will cause each of its subsidiaries to conduct its operations only in, and the Company and its subsidiaries shall not take any action other than in, the ordinary course of business consistent with past practice and in compliance with applicable laws. The Company has also agreed that the Company and each of its subsidiaries shall use commercially reasonable efforts to preserve intact their business organization, to keep available the services of their present officers and key employees, and to preserve their present relationships with customers, suppliers and other persons with which they have significant business relations, except, in each case, as would not have a Material Adverse Effect (as defined below) on the Company.

Without limiting the generality of the foregoing and except as otherwise expressly contemplated by the Merger Agreement, the Company has agreed that the Company and its subsidiaries shall refrain from taking various actions without the Parent's prior written consent until the Effective Time. These prohibitions cover, among other things, limitations on making changes to their organizational documents, selling their capital stock, declaring or paying any dividend or other distribution, making changes in their capital stock, increasing the compensation payable to directors, officers and employees (except in the ordinary course of business consistent with past practices), increasing or granting any severance or termination pay (except to the extent required under existing plans, policies or agreements), engaging in any material corporate transaction, including acquisitions, incurring debt outside the ordinary course of business consistent with past practices, entering into, renewing or amending contracts and making capital expenditures beyond specified limits, selling, leasing, licensing or disposing any material assets (outside the ordinary course of business), changing accounting or tax policies, settling any material litigation or any litigation which relates to the transactions contemplated by the Merger Agreement, changing the key management structure of the Company or any of its subsidiaries, transferring or granting any rights to intellectual property, taking any action reasonably likely to expose the Company to any claim that the Company has violated applicable laws, rules or regulations, adopting a plan of complete or partial dissolution or liquidation, merger, restructuring, recapitalization or other reorganization of the Company or any of its active subsidiaries, paying or discharging any claims, liabilities or obligations outside the ordinary course of business consistent with past practices, entering into any collective bargaining agreement and taking any actions that would make any of the representations and warranties of the Company contained in the Merger Agreement untrue and incorrect or result in any of the Offer Conditions not being satisfied.

ACCESS TO INFORMATION. Pursuant to the Merger Agreement from the date thereof to the Effective Time, the Company shall, and shall cause its subsidiaries, and each of their respective officers, directors, employees, counsel, advisors and representatives (collectively, the "Company Representatives") to, provide the Parent and the Purchaser and their respective officers, employees, counsel, advisors and representatives and financing sources (collectively, the "Parent Representatives") reasonable access, consistent with applicable law, at all reasonable times to the offices and other facilities and to the books and records of the Company and its subsidiaries, and will permit the Parent and the Purchaser to make inspections of such as either of them may reasonably require, and will cause the Company Representatives and the Company's subsidiaries to furnish the Parent, the Purchaser and the Parent Representatives to the extent available with such other information with respect to the business and operations of the Company and its subsidiaries as the Parent and the Purchaser may from time to time reasonably request.

EFFORTS. The Merger Agreement provides that, subject to the terms and conditions thereof, each of the parties thereto shall use its reasonable best efforts to ensure that the conditions set forth in the Merger Agreement are satisfied and to consummate and make effective the transactions contemplated by the Offer, the Merger and the Merger Agreement as promptly as practicable. The Company shall also provide all reasonable cooperation in connection with any financing of the Offer and the Merger.

PUBLIC ANNOUNCEMENTS. So long as the Merger Agreement is in effect, the Parent, the Purchaser and the Company agree to consult with each other before issuing any press release or otherwise making any public statement with respect to the transactions contemplated by the Merger Agreement and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with any securities exchange.

EMPLOYMENT BENEFITS MATTERS. The Merger Agreement provides that from and after the Effective Time, the Parent shall cause the Company to honor and continue to maintain in full force and effect all employee benefit arrangements to which the Company or any of its subsidiaries is presently a party, including but not limited to the agreements existing on the date thereof between the Company and certain executives of the Company, provided that nothing in the Merger Agreement shall restrict or limit the Company's ability to amend or terminate any employee benefit plan.

Pursuant to the Merger Agreement the Parent has agreed to cause the Company to take such actions as are necessary so that, for a period of at least one year from the Effective Time, employees of the Company and its subsidiaries (excluding employees covered by collective bargaining agreements) will be provided cash compensation employee benefits and incentive compensation and similar plans and programs which will provide compensation and benefits which in the aggregate are substantially comparable to those provided to such employees by specified employee benefit plans; provided, however, that neither the Parent nor the Company shall have any obligation to provide benefits substantially comparable to any plan providing equity awards or awards based on equity awards.

The Merger Agreement further provides that if any termination or layoff of (i) any employee as of the Effective Time as a result of the transactions contemplated by the Merger Agreement or (ii) any employee of the Company as of the Effective Time after the Effective Time, the Parent will cause the Company to comply fully, if applicable, with the Worker Adjustment and Retraining Notification Act of 1988 ("WARN") and all other applicable foreign, federal, state and local laws, including those prohibiting discrimination and requiring notice to employees. The Company shall not, and shall cause its subsidiaries not to, at any time prior to 60 days after the Effective Time, effectuate a "plant closing" or "mass layoff" as those terms are defined in WARN affecting in whole or in part any facility, site of employment, operating unit or employee of the Company or any subsidiary without complying fully with the requirements of WARN. The Parent will bear the cost of compliance with (or failure to comply with) any such laws.

INDEMNIFICATION. The Merger Agreement provides that the Amended and Restated Certificate of Incorporation and By-laws of the Company after the Merger shall contain provisions no less favorable with respect to indemnification than are set forth in the Amended and Restated Certificate of Incorporation and By-laws of the Company prior to the Merger, and these provisions are not to be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time were directors, officers or employees of the Company.

The Merger Agreement also provides that for six years from and after the Effective Time, the Parent agrees that it will or will cause the Company to indemnify and hold harmless each present and former director, officer and employee of the Company, against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") (but only to the extent such Costs are not otherwise covered by insurance and paid) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including, in any event, in connection with the Offer, the Merger and the Merger Agreement, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law (and the Parent shall, or shall cause the Company to, also advance expenses as incurred to the fullest extent permitted under applicable law, provided the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification).

The Merger Agreement also provides that from and after the Effective Time, the Parent agrees that the Company shall use its reasonable best efforts to cause to be maintained in effect for not less than six years from the Effective Time the current policies of the directors' and officers' liability insurance maintained by the Company with respect to matters occurring prior to the Effective Time; provided, that the Company may substitute therefor policies of at least the same coverage containing terms and conditions which are no less advantageous and provided that such substitution shall not result in any gaps or lapses in coverage with respect to matters occurring prior to the Effective Time; and provided, further, that the Company shall not be required to pay an annual premium in excess of 200% of the last annual premium paid by the Company prior to the date thereof and, if the Company is unable to obtain the insurance required by the Merger Agreement it shall obtain as much comparable insurance as possible for an annual premium equal to such maximum amount.

NO SOLICITATION OF TRANSACTIONS. The Merger Agreement provides that prior to the Effective Time, the Company shall not, and shall not authorize or permit any of its or its subsidiaries' directors, officers, employees, agents, advisors or representatives, directly or indirectly, to (a) solicit, initiate or encourage or knowingly facilitate the submission of any inquiries or the making of any proposal (a "Takeover Proposal") with respect to any acquisition or purchase of a substantial amount of the assets of the Company and its subsidiaries, taken as a whole, or of over 15% of any class of equity securities or convertible securities of the Company or any tender offer (including a self tender offer) or exchange offer that if consummated would result in any person beneficially owning 15% or more of any class of equity securities or convertible securities of the Company or any of its subsidiaries, or any merger, consolidation or business combination, recapitalization, reclassification, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries other than the transactions contemplated by the Merger Agreement, the Shareholders Agreement or any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger or which would reasonably be expected to materially dilute the benefits to the Parent and the Purchaser of the Offer or the Merger (each an "Acquisition Transaction"), (b) negotiate, explore or otherwise participate in discussions with any person (other than Parent, Purchaser or their respective directors, officers, employees, agents and representatives), and including any parties with which the Company has previously engaged in discussions or negotiations with respect to any Acquisition Transaction, or furnish to any person (other than the Parent, the Purchaser or their respective directors, officers, employees, agents and representatives) any information with respect to its business, properties or assets or any of the foregoing, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person (other than the Parent, the Purchaser or their respective directors, officers, employees, agents and representatives) to do or seek any of the foregoing or (c) enter into any agreement, arrangement or understanding with respect to, or endorse, any Takeover Proposal; provided, however, that the foregoing shall not prohibit the Company from (i) prior to the consummation of the Offer (A) furnishing information pursuant to a confidentiality letter (provided for informational proposes to the Parent), with terms no less favorable than the Confidentiality Agreement (as defined in the Merger Agreement), concerning the Company and its businesses, properties or assets to a third party who has made an unsolicited bona fide written Takeover Proposal, or
(B) engaging in discussions or negotiations with such a third party who has made an unsolicited bona fide written Takeover Proposal or (ii) following receipt of an unsolicited bona fide written Takeover Proposal but prior to consummation of the Offer, failing to make or withdrawing or modifying its recommendation of the Merger Agreement, but in each case referred to in the foregoing clauses (i) and
(ii) only to the extent that the Board of Directors of the Company shall have concluded in good faith, on the basis of advice from outside legal counsel and the Company's financial advisors, that (A) such Takeover Proposal is more favorable to the Stockholders of the Company than the transactions contemplated by the Merger Agreement (taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal) and (B) such action is necessary in order for the Board of Directors to comply with its fiduciary duties to the stockholders of the Company under applicable law; provided, further, that the Board of Directors of the Company shall not take any of the foregoing actions referred to in clauses (i) and (ii) until after notice to the Parent and the Purchaser with respect to such action and the Board of Directors shall continue to advise the Parent and the Purchaser after taking such action. Nothing in the Merger Agreement shall prevent the Company's Board from taking, and disclosing to the Stockholders, a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any tender offer. In addition, if the Company's Board receives an unsolicited Transaction Proposal or any inquiry with respect to or which could lead to any Takeover Proposal, then the Company shall promptly inform the Parent and the Purchaser orally and in writing of the terms and conditions of such proposal and the identity of the person making it.

SPECIAL MEETING. The Company shall take no action unless compelled by legal process to call a special meeting of Stockholders except in accordance with the Merger Agreement unless and until the Merger Agreement has been terminated in accordance with its terms.

DISPOSITION OF LITIGATION. The Merger Agreement provides that the Company will not settle any litigation currently pending, or commenced after the date thereof, against the Company or any of its directors by any Stockholder of the Company relating to the Offer or the Merger Agreement, without the prior written consent of the Parent. The Merger Agreement further provides that the Company will not voluntarily cooperate with any third party which has sought or may thereafter seek to restrain or prohibit or otherwise oppose the Offer or the Merger and will cooperate with the Parent and the Purchaser to resist any such effort to restrain or prohibit or otherwise oppose the Offer or the Merger.

STATE TAKEOVER LAWS. The Company shall, upon the request of the Purchaser, take all reasonable steps to assist in any challenge by the Purchaser to the validity or applicability to the transactions contemplated by the Merger Agreement, including the Offer and the Merger and the Shareholders Agreement, of any state or foreign takeover law.

RESTATEMENT OF FINANCIAL ADVISORY AGREEMENT. The Merger Agreement provides that the Company has amended and restated the Financial Advisory Agreement, dated July 12, 1995, between the Company and TJC Management Corporation (the "Financial Advisory Agreement") in consideration of the payment of fees of not more than $2.5 million to TJC Management Corporation (the "TJC Amount") in accordance with a payment letter acceptable to Parent (the "TJC Letter"). The parties acknowledge that the TJC Amount is paid in consideration of services in connection with the Merger Agreement, as well as the transactions contemplated thereby, and such amendment and restatement which constitute conditions of the Purchaser's willingness to enter into the Merger Agreement.

THE DEBT OFFER. Pursuant to the Merger Agreement, the Company shall, as soon as practicable after the date thereof, commence an offer to purchase (the "Debt Offer") all of the Company's outstanding 9 7/8% Series B Senior Notes due 2005 (the "Senior Notes"). The Debt Offer is subject to a number of conditions, including the consummation of the Offer. The Company shall waive any of the conditions to the Debt Offer and make any other changes in the terms and conditions of the Debt Offer as may be reasonably requested by the Parent, and the Company shall not, without the Parent's prior consent, waive a condition to the Debt Offer or make any changes to the terms and conditions of the Debt Offer. Notwithstanding anything in the Merger Agreement, including the immediately preceding sentence, to the contrary, the Company shall not be required to accept for payment or pay for any Senior Notes prior to the consummation of the Offer.

Pursuant to the Merger Agreement, the Purchaser acknowledges that the Company is making the Debt Offer at the request and as an accommodation to the Purchaser, and that the Debt Offer, and its terms, conditions, failure or success, or any claims or actions relating thereto, will not be grounds for failure of a condition, termination or delay of the Offer or the Merger, including the conditions thereof, nor otherwise affect them. The Purchaser will pay and reimburse the Company upon request for all fees and expenses relating to the Debt Offer, and will indemnify the Company and its directors and officers from and against all claims, lawsuits, losses, expenses and liabilities incurred by any of them in connection with the Debt Offer.

REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various customary representations and warranties of the parties thereto including, but not limited to, representations and warranties by the Company concerning the Company's capitalization, required filings and consents, the Company's Board approval of the Merger Agreement and the transactions contemplated thereby (including approvals so as to render inapplicable thereto the limitation on business combinations contained in Section 203 of the DGCL), Commission filings and financial statements, absence of certain changes or events, business, compliance with law, absence of litigation, employee benefit plans, environmental matters, tax matters, intellectual property matters, insurance matters, labor matters, real estate matters and brokers. Some of the representatives are qualified by a Material Adverse Effect clause. "Material Adverse Effect" includes any change or effect that would be materially adverse to the assets, liabilities, business, operations, or financial condition of the Company and its subsidiaries, taken as a whole, except for any such change or effect resulting from general economic, financial or market conditions in the United States.

CONDITIONS OF THE MERGER. Under the Merger Agreement, the respective obligations of the Parent, the Purchaser and the Company to consummate the Merger are subject to the satisfaction, at or before the Effective Time, of each of the following conditions: (i) if required by the DGCL, the Stockholders shall have duly adopted the Merger Agreement and approved the transactions contemplated by the Merger Agreement pursuant to the requirements of the Company's Amended and Restated Certificate of Incorporation and applicable law (which the Company has represented shall be solely the affirmative vote of a majority of the outstanding Shares), (ii) the Purchaser shall have accepted for payment and paid for Shares pursuant to the Offer in accordance with the terms thereof; provided, that this condition shall be deemed to have been satisfied with respect to the Parent and the Purchaser if the Purchaser fails to accept for payment or pay for Shares pursuant to the Offer in violation of the terms of the Offer, (iii) the consummation of the Merger shall not be restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling of a court of competent jurisdiction or any governmental entity and there shall not have been any statute, rule or regulation enacted, promulgated or deemed applicable to the Merger by any governmental entity which prevents the consummation of the Merger; provided that the party invoking this condition shall have used its reasonable best efforts to prevent the entry of such order, judgment, decree, injunction or ruling and to appeal as promptly as practicable any such order, judgment, decree, injunction or ruling, and (iv) any waiting period applicable to the Merger under the HSR Act shall have terminated or expired.

TERMINATION EVENTS. The Merger Agreement can be terminated and the Offer and the Merger contemplated thereby may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the Stockholders:

(a) by mutual written consent of the Parent and the Company;

(b) by the Parent or the Company if there shall be any statute, law, rule or regulation that makes consummation of the Offer or the Merger illegal or prohibited or if any court or other governmental entity of competent jurisdiction or located or having jurisdiction within the United States or any country or economic region in which either the Company or the Parent, directly or indirectly, has material assets or operations shall have issued, enacted, entered, promulgated or enforced any final order, judgment, decree, injunction, or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, judgment, decree, injunction or ruling shall have become nonappealable;

(c) by the Parent or the Company if (i) the Offer is terminated or withdrawn pursuant to its terms without any Shares being purchased thereunder or (ii) if Purchaser shall have failed to pay for Shares pursuant to the Offer within 55 days following the date of the Merger Agreement; provided, however, that neither the Parent nor the Company, as the case may be, may terminate the Merger Agreement as described in this paragraph, if the Purchaser's termination or withdrawal of the Offer or failure to pay for Shares pursuant to the Offer has been caused by or results from the failure of such terminating party to perform in any material respect any of its covenants or agreements contained in the Merger Agreement or a material breach of such party's representations and warranties contained in the Merger Agreement;

(d) by the Company if (i) the Offer shall not be commenced within five business days following the date of execution of the Merger Agreement, provided, that the failure to so commence has not been caused by and does not result from the failure of the Company to perform in any material respect any of its representations, warranties, covenants or agreements contained in the Merger Agreement, (ii) there shall have been a breach of any representation, warranty, covenant or agreement (without regard to any materiality or Material Adverse Effect qualifier) on the part of the Parent or the Purchaser contained in the Merger Agreement which materially adversely affects the Parent's or Purchaser's ability to consummate (or materially delays commencement or consummation of) the Offer, and, with respect to any such breach that is reasonably capable of being cured, which shall not have been cured prior to the earlier of (A) 10 business days following notice of such breach and (B) two business days prior to the Expiration Date, (iii) the Purchaser shall have terminated the Offer, (iv) any of the commitment letters for the financing of the Offer and the Merger shall have been withdrawn, terminated or modified in an adverse manner to the Company or (v) prior to the purchase of Shares pursuant to the Offer, any person shall have made a bona fide Takeover Proposal (A) that the Company's Board determines in its good faith judgment in consultation with its financial advisor, is more favorable to the Stockholders than the Offer and the Merger (taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal) and (B) as a result of which a majority of the Company's Board concludes in good faith on the advice of independent outside legal counsel to the Company that termination of the Merger Agreement is necessary in order for the Company's Board to comply with its fiduciary obligations under applicable law; provided, that such termination under this clause (v) shall not be effective until the

    Company has made payment of the Fee and Expenses (as defined below) reimbursement required by the Merger Agreement; or

(e) by the Parent prior to the purchase of Shares pursuant to the Offer, if (i) there shall have been a breach of any representation or warranty on the part of the Company contained in the Merger Agreement (without regard to any materiality or Material Adverse Effect qualifier) which would reasonably be expected to have a Material Adverse Effect on the Company or which would materially adversely affect (or materially delay) the commencement or consummation of the Offer, (ii) there shall have been a breach of any covenant or agreement on the part of the Company contained in the Merger Agreement (without regard to any materiality or Material Adverse Effect qualifier) which would reasonably be expected to have a Material Adverse Effect on the Company or which would materially adversely effect (or materially delay) the consummation of the Offer, which, in the case of clause (i) or (ii), if such breach is reasonably capable of being cured, such breach shall not have been cured prior to the earlier of (A) 10 days following notice of such breach and (B) two business days prior to the Expiration Date, (iii) the Company shall effect, or enter into any agreement with respect to, an Acquisition Transaction (as defined in the Merger Agreement) with any person (other than the Parent or the Purchaser) or the Company's Board has resolved to do so, (iv) the Company's Board shall have withdrawn or modified in a manner adverse to the Purchaser its approval or recommendation of the Offer or the Merger or shall have recommended another offer or transaction, or shall have resolved to effect any of the foregoing or (v) the Minimum Condition shall not have been satisfied by the Expiration Date and, in addition, on or prior to such date (A) any person (other than the Parent or the Purchaser) shall have made a public proposal, filing, announcement or communication to the Company with respect to a Significant Acquisition Transaction (as defined below) or (B) any person (including the Company or any of its affiliates or subsidiaries) other than the Parent or any of its affiliates shall have become the beneficial owner of 25% or more of the Shares.

"SIGNIFICANT ACQUISITION TRANSACTION" has the same meaning as "Acquisition Transaction" except that the references to 15% contained therein shall be deemed to be (i) 35% with respect to any Significant Acquisition Transaction effected through a primary sale of Shares (or a security convertible into Shares) by the Company or a merger involving the Company or a tender or exchange offer or any other transaction that the Company's Board has recommended acceptance of, and
(ii) 50% with respect to any Significant Acquisition Transaction effected through a tender or exchange offer that the Company's Board has recommended rejection of or other market or secondary acquisition of Shares (or a security convertible into Shares).

TERMINATION FEES AND EXPENSES. The Merger Agreement provides that (i) if the Merger Agreement is terminated by the Company as described under paragraph
(d)(v) under "Termination Events", or by the Parent as described under paragraph
(e)(iii) or (iv) under "Termination Events"; or (ii) (A) if the Merger Agreement is terminated by the Parent as described under paragraph (e)(i), (e)(ii) or
(e)(v), under "Termination Events," and (B) following the date of the Merger Agreement and at or prior to the time of the event giving rise to such termination there shall have existed a Takeover Proposal for a Significant Acquisition Transaction with respect to the Company and (C) within twelve months thereafter, either (1) the Company enters into an agreement with respect to any Significant Acquisition Transaction or (2) any Significant Acquisition Transaction occurs, then the Company shall pay to Parent a cash fee of $5.5 million (the "Fee");

If the Merger Agreement is terminated as described under Section 8.01(d)(v) or 8.01(e) thereof under "Termination Events", then the Company shall pay to Purchaser an amount equal to the reasonable and documented Expenses of the Parent and the Purchaser of up to $1 million (the "Expenses Cap"); provided, however, that the Expenses Cap shall not apply to the Collection Expenses. Such Expenses shall be in addition to, and not in substitution for, the Fee paid by the Company, if any.

"EXPENSES" means all out-of-pocket fees and expenses actually incurred by the Parent or the Purchaser or on their behalf, whether before or after the execution and delivery of the Merger Agreement, in connection with the transactions contemplated by the Merger Agreement, including the Merger and the Shareholders Agreement, including without limitation, fees and reasonable expenses payable to all banks, investment banking firms and other financial institutions, and their respective agents and counsel, all fees and reasonable expenses of counsel, accountants, experts and consultants to the Parent or the Purchaser, and, further, including without limitation fees and reasonable expenses of, or incurred in connection with, any litigation or other proceedings to collect the Fee or the Expenses (the "Collection Expenses").

SHAREHOLDERS AGREEMENT. Pursuant to the Shareholders Agreement, each Principal Holder agrees to validly tender (or cause the record owner of such shares to validly tender), pursuant to and in accordance with the terms of the Offer, as soon as practicable after commencement of the Offer but in no event later than 15 business days after the date of commencement of the Offer, all of such Principal Holder's Shares by physical delivery of the certificates therefor and to not withdraw such Shares.

The Shareholders Agreement also provides that the Principal Holders will (i) grant an irrevocable proxy to the Purchaser to vote their Shares during the term of the Shareholders Agreement in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or the Shareholders Agreement, (ii) not directly or indirectly solicit, facilitate, participate in or initiate any inquiries or the making of any proposal by any person or entity (other than the Purchaser or any of its affiliates) which constitutes or may reasonably be expected to lead to any sale of the Shares or any Takeover Proposal or Acquisition Transaction, or (iii) not sell, transfer, pledge, encumber, assign or otherwise dispose of their Shares or stock options during the term of the Shareholders Agreement.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

(a) Recommendation of the Company Board.

On February 11, 1999, the Company's Board, (i) unanimously approved the Offer, the Merger and the Merger Agreement, (ii) determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the shareholders of the Company, and (iii) recommended that the Shareholders tender their shares pursuant to the Offer.

(b) Reasons for the Company's Board Recommendation.

(1) BACKGROUND.

On October 24, 1997, the Company engaged PaineWebber Incorporated
("PaineWebber") as its financial advisor to evaluate strategic alternatives available to the Company, including a possible sale transaction. As part of this engagement, PaineWebber solicited interest from a select group of potential purchasers approved by the Company's Board.

In early December 1997, PaineWebber contacted J.W. Childs regarding a potential interest in purchasing the Company. On December 4, 1997, J.W. Childs executed a customary confidentiality and standstill agreement with respect to the exchange of non-public information between the Company and J.W. Childs. Following the execution of the confidentiality and standstill agreement, J.W. Childs conducted a preliminary due diligence investigation and submitted an initial indication of interest which was not viewed as satisfactory by the Company.

On May 13, 1998, after conducting an extensive sale process, the Board of Directors determined that is was not in the best interest of the Stockholders to continue to pursue a sale transaction at that time.

Following the announcement of the termination of the sale process, PaineWebber continued to explore strategic alternatives available to the Company with selected parties, including a possible majority recapitalization.

On or about November 17, 1998, representatives of J.W. Childs contacted a representative of PaineWebber regarding its renewed interest in the Company and submitted an initial non-binding indication of interest to acquire 100% of the Company of $13.50 to $14.50 per share.

Following the receipt of J.W. Childs' initial indication of interest, the Company advised PaineWebber of its renewed interest in pursuing a sale transaction. Subsequently, PaineWebber contacted selected parties potentially interested in purchasing the Company. On December 17, 1998, following an initial due diligence investigation, J.W. Childs submitted to representatives of the Company a revised offer of $14.00 per share to acquire 100% of the Company. Subsequent to this revised Offer, the Company and its legal counsel prepared and delivered to J.W. Childs an initial draft of the Merger Agreement and the Shareholders Agreement.

From late December 1998 through early February 1999, representatives of J.W. Childs conducted an extensive due diligence investigation of the Company, including but not limited to the business, operations and financial conditions as well as numerous discussions with members of the Company's senior management. During this period of time, TJC, PaineWebber and the Company's legal advisors continued to negotiate with J.W. Childs and its legal counsel regarding the terms of the transaction.

On February 1, 1999, following additional discussions and negotiations between the Company, TJC, PaineWebber and J.W. Childs, J.W. Childs raised its offer to $14.125 per share.

On February 7, 1999, the Company's Board held a telephonic meeting to consider the proposed transaction. At the meeting, the Board reviewed the terms of the proposed transaction and the provisions contained in the draft Merger Agreement and the Shareholders Agreement, and the other related agreements, including the agreements pertaining to the financing arrangements for the Offer and the Merger. The Company's Board also reviewed a summary of the sale process compiled by PaineWebber. The Company's legal counsel reviewed with the Company's Board the current terms contained in the draft agreements. In addition to discussing these terms, the presentation by legal counsel included a discussion of the fiduciary duties of the Company's Board. After discussion, the Company's Board directed management of the Company and TJC to continue discussions with representatives of J.W. Childs in respect of the remaining issues in the draft agreements that were not yet resolved.

On February 11, 1999, the Company's Board held a final telephonic meeting to consider the proposed merger transaction. Members of the Company's senior management, the Company's legal counsel and TJC updated the Company's Board of the results of the negotiations that had occurred since the February 7, 1999 meeting of the Company's Board. During the meeting, a representative of PaineWebber presented in detail a financial analysis of the Company and the proposed transaction, and presented orally, which was confirmed in writing on February 12, 1999, that the consideration to be received by the Stockholders, other than the Purchaser and the Parent, is fair from a financial point of view, subject to the assumptions stated therein. After discussion and consideration, the Company's Board voted unanimously to approve the Merger, the Merger Agreement and all of the related transactions, subject to final agreement and financing.

Also on February 11, 1999, the Company's disinterested directors discussed the Merger Agreement and certain affiliate agreements including the Financial Advisory Agreement between the Company and TJC Management Corporation. In connection with the Financial Advisory Agreement the Company would have been obligated to pay to TJC Management Corporation up to 2% of the aggregate consideration paid in any transaction involving the Company. With the advice of PaineWebber, considering the typical and appropriate fees currently paid to financial advisors in similar transactions, the Company and TJC Management Corporation entered into an Amended and Restated Financial Advisory Agreement dated as of February 12, 1999 which provided for a lump sum payment of $2,500,000. This lump sum payment, representing approximately 0.8% of the total consideration payable in the Offer, is payable upon closing of the Offer. The disinterested directors unanimously approved the form of this Amended and Restated Financial Advisory Agreement.

The Merger Agreement, the Shareholders Agreement and other related transaction documents were then executed and delivered by each of the Parent, the Purchaser and the Company after the close of business on February 12, 1999, following the satisfactory negotiation of certain terms of the financing and the completion of due diligence by J.W. Childs. On February 15, 1999, the Merger was publicly announced jointly by J.W. Childs and the Company.

(2) REASONS FOR RECOMMENDATIONS

In approving the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, and recommending that Stockholders accept the Offer and vote for adoption of the Merger Agreement and approval of the transactions contemplated thereby, the Company's Board discussed the proposed transaction at several of the Company's Board meetings and consulted with the Company's legal and financial advisors, as well as with the Company's management. The following are material factors considered by the Company's Board in reaching its decision.

     - The Company with the assistance of PaineWebber has been exploring strategic alternatives including the sale of the Company since October 24, 1997 and has conducted preliminary discussions and negotiations with a number of interested parties.

     - The $14.125 Offer price represents (i) a premium of approximately 24% over the average closing sale price of $11.43 per Share for the 30 trading days immediately preceding February 15, 1999 (the "Announcement Date"), the Company first publicly announced it had executed the Merger Agreement and (ii) a 43% premium over the closing sale price of $9 7/8 per Share on February 12, 1999, the last trading day prior to the Announcement Date, each as reported on NASDAQ.

     - The historical market prices and trading activity of the Shares and the Company's historical financial results;

     - The opinion of PaineWebber to the Company's Board dated February 12, 1999 to the effect that, as of such date and based upon and subject to the assumptions made, matters considered and limitations on the review undertaken set forth therein, the consideration to be received by holders of the Shares pursuant to the Offer and the Merger was fair to such holders from a financial point of view (the full text of the opinion of PaineWebber is attached as Annex B hereto and is incorporated herein by reference and should be read in its entirety);

     - The fact that the Offer provides for a prompt cash tender offer for all Shares, thereby enabling shareholders of the Company to receive cash in exchange for their Shares at the earliest possible time;

     - The likelihood that the Offer and the Merger would be consummated, including the ability of Parent to cause the Purchaser to meet its financial and other obligations of the Offer and the Merger Agreement, as well as the effects on the Company's business, operations and financial condition should it not be possible to consummate the Merger following public announcement that the Merger Agreement has been entered into;

     - The terms and conditions of the Offer and the Merger, the Merger Agreement and the transactions contemplated thereby, which were the product of arm's-length negotiations, including the parties' representations, warranties and covenants, the conditions to their respective obligations, and the limited ability of Parent and Purchaser to terminate the Offer or the Merger Agreement;

     - A review of the strategic alternatives available to the Company (including continuing the Company's business in its present configuration without significant changes and continuing to raise capital to fund the Company's growth or a major leveraged recapitalization of the Company), none of which the Company's Board believed to be as favorable to the Stockholders as the Offer and the Merger;

     - The provisions of the Merger Agreement relating to potential competing transactions, including the ability of the Company to entertain unsolicited competing bids (provided that the Company's Board determines, on the basis of the advice of outside legal counsel that such action is required by its fiduciary obligations to the Company and the Stockholders), to provide information to such competing bidders, to negotiate with such competing bidders, to withdraw its recommendation with respect to the Offer and the Merger, and to terminate the Merger Agreement in favor of a more favorable transaction with a competing bidder upon payment of the Fee; and

     - The Company's Board belief that the transactions contemplated by the Merger Agreement would offer growth opportunities to the Company's employees.

The foregoing discussion of the factors considered by the Company's Board is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company's Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determinations. Rather, the Company's Board made its determination based on the total mix of information available to it, and the judgments of individual directors may have been influenced to a greater or lesser degree by differing factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

Pursuant to an engagement letter agreement between the Company and PaineWebber dated February 4, 1999, the Company agreed to pay PaineWebber a fee of $2,500,000 for financial advisory services and in rendering a fairness opinion. Of the $2,500,000 fee to be paid to PaineWebber, $750,000 was in consideration for the fairness opinion.

PaineWebber is a securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and financial advisory services. In the ordinary course of its trading and brokerage activities, PaineWebber or its affiliates may at any time actively trade or hold the securities of the Company for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities. In addition, PaineWebber has acted as the Company's investment banker on prior occasions and received fees for those services.

Except as described herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to the Stockholders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTERESTS WITH RESPECT TO SECURITIES

(a) None.

(b) The information set forth in the Shareholders Agreement, which is Exhibit
(a)(2) of this Schedule 14D-9 is incorporated herein by reference.

ITEM 7. CERTAIN NEGOTIATIONS BY THE SUBJECT COMPANY.

(a) Except as described herein, no negotiation is being undertaken or is under way by the Company in response to the Offer that relates to or would result in: (1) an extraordinary transaction such as a merger or reorganization, involving the subject company or any subsidiary of the subject company; (2) a purchase, sale or transfer of a material amount of assets by the subject company or any subsidiary of the company; or (3) any material change in the present capitalization or dividend policy of the subject company. Currently, negotiation is being undertaken or is under way by the Company and are in the preliminary stages in response to the Offer that relates to or would result in a tender offer for securities of the subject company.

(b) None.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

Not Applicable.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1) Merger Agreement, dated as of February 12, 1999 among the Company, Purchaser and Parent.

(a)(2) Shareholder's Agreement, dated February 12, 1999 among the Parent, Purchaser, and Principal Holders.

(a)(3) Confidentiality Agreement dated as of December 4, 1997 between PaineWebber Incorporated and J.W. Childs Associates, L.P.

(a)(4) Confidentiality Agreement dated as of January 12, 1999 between PaineWebber Incorporated and J.W. Childs Associates, L.P.

(a)(5) Press Release issued by the Company on February 15, 1999

(a)(6) Form of Recommendation Letter to Stockholders from William Weathersby

(a)(7) Letter of Transmittal*

(a)(8) Offer to Purchase dated February 22, 1999*
-------------------------
*Incorporated by reference from the Tender Offer Statement on Schedule 14D-1 filed by J.W. Childs Equity Partners II, L.P. on February 22, 1999.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          AMERICAN SAFETY RAZOR COMPANY

                                          By:    /s/  WILLIAM C. WEATHERSBY
                                             -----------------------------------
                                              Name: William C. Weathersby
                                              Title: President

Date: February 22, 1999

                                                                       EXHIBIT A

                         AMERICAN SAFETY RAZOR COMPANY

                              ONE RAZOR BLADE LANE
                                  P.O. BOX 500
                          VERONA, VIRGINIA 24482-0500
                                 (540) 248-8000

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

This Information Statement ("Information Statement") is being mailed on or about February 22, 1999, as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of shares of common stock, $.01 par value per share, of the Company (the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by Parent to a majority of the seats on the Company's Board. Pursuant to the Merger Agreement, Parent commenced the Offer on February 22, 1999. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, March 19, 1999, unless the Offer is extended. You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. The information contained in this Information Statement or incorporated by reference herein concerning Parent, Purchaser, or their respective officers, directors, representatives or affiliates or actions or events with respect to any of them, was provided by Parent or Purchaser, and the Company takes no responsibility for such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

GENERAL

The Shares are the only class of voting securities of the Company outstanding. The holders of at least one-third of the outstanding Shares represented in person or by proxy will constitute a quorum. Each Stockholder is entitled to one vote per share assuming the presence of a quorum, the affirmative vote of a majority in interest of the Stockholders present in person or by proxy and entitled to vote thereon is required to elect the Directors. As of February 22, 1999, there were 12,110,049 shares outstanding and 750,000 Shares were reserved pursuant to the exercise of options (of which there are options to purchase 464,400 Shares outstanding).

PARENT'S DESIGNEES

The Merger Agreement provides that, promptly upon the consummation of the Offer, and from time to time thereafter, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Company's Board as is equal to the product of the total number of directors on the Company's Board (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent or its affiliates bears to the total number of fully-diluted Shares then outstanding, and the

Company shall, promptly take all actions necessary to cause Parent's designees (the "Designees") to be so elected, including, if necessary, seeking the resignations of one or more existing directors or increasing the size of the Company's Board; provided, however, that prior to the Effective Time, the Company's Board shall always have at least three members who are neither officer, directors, Stockholders or Designees of the Purchaser or any of its affiliates.

Purchaser has informed the Company that it will choose the Designees from the directors and executive officers of certain affiliates of Parent listed in
Schedule I attached hereto. Purchaser has informed the Company that each of the directors and executive officers listed in Schedule I has consented to act as a director if so designated. The business address of Parent and Purchaser is c/o J.W. Childs Equity Partners II, L.P., One Federal Street, 21st Floor, Boston MA 02110.

It is expected that the Designees may assume office at any time following the purchase by Purchaser pursuant to the Offer of such number of Shares representing not less than a majority of the outstanding shares of Common Stock on a fully-diluted basis and that upon assuming office Designees will thereafter constitute at least a majority of the Company's Board.

                        DIRECTORS AND EXECUTIVE OFFICERS

THE CURRENT MEMBERS OF THE BOARD

The Company's Board currently consists of nine members. The name of the current Directors, their ages as of December 31, 1998 and certain other information about them are set forth below. As indicated above, some of the current Directors may resign effective immediately following the purchase of the Shares by the Purchaser pursuant to the Offer.

                                             BUSINESS EXPERIENCE DURING THE PAST FIVE YEARS AND OTHER
NAME                                   AGE                         INFORMATION
----                                   ---   --------------------------------------------------------
William C. Weathersby................  57    Mr. Weathersby joined the Company in January 1990, and
                                             has served as President and a director since that time.
                                             Prior to joining the Company, Mr. Weathersby held senior
                                             executive positions with Revlon Health Care and Squibb
                                             Corporation. From 1985 through 1989, Mr. Weathersby was
                                             Group President, Squibb Corporation, and a member of its
                                             Executive Committee.
William C. Ballard...................  58    Mr. Ballard became a member of the Board of Directors on
                                             June 15, 1993 in connection with the Initial Public
                                             Offering. Mr. Ballard has been of counsel to the law
                                             firm of Greenebaum, Doll & McDonald in Louisville,
                                             Kentucky since May 1992. From 1970 to April 1992, Mr.
                                             Ballard held various positions with Humana Inc., an
                                             investor-owned hospital company, including most recently
                                             as its Executive Vice President and as a member of its
                                             Board of Directors. Mr. Ballard is a director of Atria
                                             Communities, Inc., Health Care REIT, Health Care
                                             Recoveries, Inc., Jordan Telecommunication Products,
                                             Inc., LG&E Energy Corp., Mid-America Bancorp, Vencor,
                                             Inc. and United Healthcare Corp.
Jonathan F. Boucher..................  42    Mr. Boucher became a member of the Board of Directors
                                             and the Company's Vice President in April 1989 in
                                             connection with the Acquisition (as defined below).
                                             Since June 1983, Mr. Boucher has been a managing
                                             director of The Jordan Company. Mr. Boucher is a
                                             director and officer of Jordan Industries, Inc., Jackson
                                             Products, Inc., Motors and Gears, Inc. and Jordan
                                             Telecommunication Products, Inc

                                             BUSINESS EXPERIENCE DURING THE PAST FIVE YEARS AND OTHER
NAME                                   AGE                         INFORMATION
----                                   ---   --------------------------------------------------------
Thomas H. Quinn......................  51    Mr. Quinn became Chairman of the Board of Directors of
                                             the Company in April 1989 in connection with the
                                             acquisitions by the Company of its predecessor and
                                             Ardell Industries, Inc. (collectively, the
                                             "Acquisition"). Since 1988, Mr. Quinn has been
                                             President, Chief Operating Officer and a director of
                                             Jordan Industries, Inc. and Chairman of the Board and
                                             Chief Executive Officer of Welcome Home, Inc. and a
                                             director of AmeriKing, Inc., Motors and Gears, Inc. and
                                             Jordan Telecommunication Products, Inc. On January 22,
                                             1997, Welcome Home, Inc. filed a Chapter 11 petition in
                                             the United States Bankruptcy Court for the Southern
                                             District of New York.
John W. Jordan II....................  50    Mr. Jordan became a member of the Board of Directors in
                                             April 1989 in connection with the Acquisition. Mr.
                                             Jordan is the managing director of The Jordan Company,
                                             which he founded in February 1982. Mr. Jordan is also a
                                             director of Jordan Industries, Inc., AmeriKing, Inc.,
                                             Carmike Cinemas, Inc., Motors and Gears, Inc., Welcome
                                             Home, Inc., Apparel Ventures, Inc., Jackson Products,
                                             Inc., GFSI, Inc., GFSI Holdings, Inc., Jordan
                                             Telecommunication Products, Inc. and Rockshox, Inc.
D. Patrick Curran....................  50    Mr. Curran became a member of the Board of Directors on
                                             June 15, 1993 in connection with the Company's initial
                                             public offering of the Common Stock (the "Initial Public
                                             Offering"). Mr. Curran is President and Chairman of
                                             Curran Companies, a manufacturer and supplier of
                                             specialty chemicals, which he has been associated with
                                             since 1968. He has also served as Chairman of Cook
                                             Composites and Polymers, Inc. since 1990. Mr. Curran
                                             also serves on the Board of Directors of Applebee's
                                             International, Inc., Sealright Co., Inc. and UNITOG
                                             Company.

                                             BUSINESS EXPERIENCE DURING THE PAST FIVE YEARS AND OTHER
NAME                                   AGE                         INFORMATION
----                                   ---   --------------------------------------------------------
David W. Zalaznick...................  45    Mr. Zalaznick became a member of the Board of Directors
                                             in April 1989 in connection with the Acquisition. Since
                                             1982, Mr. Zalaznick has been a managing director of The
                                             Jordan Company. Mr. Zalaznick is also a director of
                                             Jordan Industries, Inc., AmeriKing, Inc., Carmike
                                             Cinemas, Inc., Marisa Christina, Inc., Motors and Gears,
                                             Inc., Apparel Ventures, Inc., Jackson Products, Inc.,
                                             GFSI, Inc., GFSI Holdings, Inc. and Jordan
                                             Telecommunication Products, Inc.
John R. Lowden.......................  42    Mr. Lowden became a member of the Board of Directors in
                                             April 1989 in connection with the Acquisitions. Mr.
                                             Lowden has been a managing director of The Jordan
                                             Company since March 1985 and is also an officer and a
                                             director of Apparel Ventures, Inc.
Paul D. Rhines.......................  55    Mr. Rhines became a member of the Board of Directors in
                                             April 1989 in connection with the Acquisitions. Since
                                             1980, Mr. Rhines has been a founding general managing
                                             director of R.W. Allsop & Associates L.P. and R.W.
                                             Allsop & Associates II, Limited Partnership and is also
                                             a founding general partner of the general partner of the
                                             Allsop Venture Partners III, L.P., all of which are
                                             engaged in financing growth-oriented private companies
                                             and acquisitions.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

In 1998, there were three (3) meetings of the Company's Board (including regularly scheduled and special meetings), none of which were conducted by teleconference. In addition, the Company's Board took action by unanimous written consent on four (4) occasions in 1998. Each of Messrs. John Lowden, Paul Rhines, John Jordan II, and David Zalaznick attended fewer than 75% of the aggregate of: (1) the total number of meetings of the Company's Board and (2) the total number of meetings held by all committees of the Company's Board on which he served in 1998.

The Company's Board has established three standing committees: the Audit Committee, the Compensation Committee and the Executive Committee. The Company's Board does not have a Nominating Committee. The responsibilities of the Audit Committee, the Compensation Committee and the Executive committee are as follows:

AUDIT COMMITTEE

The Audit Committee (i) recommends to the Company's Board the appointment of a firm of independent public accountants to audit the Company's financial statements, (ii) reviews and approves the scope, purpose and type of audit services to be performed by the independent public accountants and (iii) meets with the Company's internal auditor to review audit plans and other matters related to the Company's internal control systems.

The Audit Committee is composed of Messrs. Ballard, Boucher and Curran. The Audit Committee held 2 meetings, one of which was conducted by teleconference, in 1998.

COMPENSATION COMMITTEE

The duties of the Compensation Committee are to make recommendations to the Company's Board concerning the salaries of the Company's officers and to advise the Company's Board on other compensation and benefit matters. The Compensation Committee is composed of Messrs. Boucher, Quinn and Rhines. The Compensation Committee held 3 meetings, all of which were conducted by teleconference, in 1998.

EXECUTIVE COMMITTEE

Except as expressly limited by applicable law or the Company's Amended and Restated Certificate of Incorporation, the Executive Committee exercises all the powers and authorities of the Company's Board in the management of the business and affairs of the Company between meetings of the full Company's Board. The Executive Committee is composed of Messrs. Boucher, Quinn and Weathersby. The Executive Committee held numerous meetings, all of which were conducted by teleconference, in 1998.

DIRECTOR COMPENSATION

Directors who are not employees of the Company receive $15,000 per year for serving as a director. In addition, the Company reimburses directors for their travel and other expenses incurred in connection with attending meetings of the Company's Board.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Messrs. Boucher, Quinn and Rhines are the members of the Compensation Committee of the Company's Board. As such, during 1998, certain of the Company's executive officers served and currently serve as directors and members of a compensation committee of another entity, one of whose executive officers served and currently serves as a director and member of the Compensation Committee of the Company. See "Certain Transactions."

CERTAIN TRANSACTIONS

THE JORDAN COMPANY. On July 12, 1995, the Company and TJC Management Corporation, an affiliate of The Jordan Company, entered into an advisory agreement (the "Advisory Agreement"). The Advisory Agreement provides for the payment by the Company to TJC Management Corporation of (a) up to 2% of the aggregate consideration paid by the Company and/or its subsidiaries in connection with acquisitions or paid to the Company in connection with a sale of the Company and/or its subsidiaries and (b) up to 1% of the amount obtained pursuant to any debt, equity or other refinancing. In accordance with Company policy, the Advisory Agreement was (i) approved by a majority of the members of the Company's Board and by a majority of the disinterested members of the Company's Board and (ii) deemed by the Company's Board to be subject to terms and conditions no less favorable to the Company than could be obtained from unaffiliated third parties.

During the fiscal year 1998, the Company paid to The Jordan Company an aggregate of $60,000 as compensation for Messrs. Jordan, Zalaznick, Boucher and Lowden serving as members of the Company's Board. See "Director Compensation."

On February 12, 1999, the Company and TJC Management Corporation amended and restated the Advisory Agreement (the "Amended Advisory Agreement"). The Company's Board unanimously approved the Amended Advisory Agreement. Pursuant to the Amended Advisory Agreement, the Company and TJC Management Corporation agreed upon a flat $2,500,000 fee for financial advisory services payable at closing of the Offer which represents .8% of the Offer. The financial advisory fee in the Amended Advisory Agreement represents a reduction from a fee of up to 2% to .8% in connection with the Offer. In accordance with Company policy, the Amended Advisory Agreement was (i) approved by a majority of the members of the Company's Board and by a majority of the disinterested members of the Company's Board and (ii) deemed by the Company's Board to be subject to terms and conditions no less favorable to the Company than could be obtained from unaffiliated third parties.

INDEMNIFICATION AGREEMENTS. The Company is party to indemnification agreements with each of the members of the Company's Board pursuant to which the Company has agreed to indemnify and hold harmless each director from liabilities incurred as a result of such director's status as a director of the Company, subject to certain limitations.

                      INFORMATION ABOUT EXECUTIVE OFFICERS

EXECUTIVE OFFICERS

The following individuals currently serve as executive officers of the Company:

NAME                                   AGE                 POSITION(S) HELD
----                                   ---                 ----------------
Thomas H. Quinn......................  51    Chairman of the Board, Chief Executive
                                             Officer
William Weathersby...................  57    President, Chief Operating Officer
Thomas G. Kasvin.....................  51    Senior Vice President, Chief Financial
                                             Officer
Michael J. Piron.....................  58    Vice President-Operations
Gary S. Wade.........................  54    Vice President -- Industrial/Specialty

THOMAS H. QUINN. For biographical information with respect to Mr. Quinn, see Current Members of the Board.

WILLIAM C. WEATHERSBY. Mr. Weathersby joined the Company in January 1990, an has served as President and director since that time. Prior to joining the Company, Mr. Weathersby held senior executive positions with Revlon Health Care and Squibb Corporation. From 1985 through 1989, Mr. Weathersby was Group President, Squibb Corporation, and a member of its Executive Committee.

THOMAS G. KASVIN. Mr. Kasvin joined the Company in August 1991, and has served as Vice President -- Chief Financial Officer since that time until August 1996, when he became Senior Vice President -- Chief Financial Officer. From May 1982 through July 1991, Mr. Kasvin was corporate controller from Marmon Group, a privately held, diversified manufacturing company.

MICHAEL J. PIRON. Mr. Piron has been Vice President -- Technical and Logistics Operations of the Company since January 1994. Prior to joining the Company, Mr. Piron was Vice President of Operations for the Consumer Products Group at Bristol Myers Squibb. From 1963 through 1987, Mr. Piron held various manufacturing and logistics positions in consumer products with Johnson & Johnson, Warner-Lamver and Hoechst Celanese.

GARY S. WADE. Mr. Wade has been responsible for various sales management and marketing functions in our Industrial Division since 1978. In 1990, Mr. Wade was appointed Vice President-Industrial/Specialty. Prior to joining the Company, Mr. Wade had held both sales management positions with the General Product Division of Philip Morris USA.

COMPENSATION OF EXECUTIVE OFFICERS

The following table sets forth a summary of certain information regarding compensation paid or accrued by the Company for services rendered to the Company for the fiscal year ended December 31, 1998, and the two prior fiscal years, paid or awarded to those persons who were, at December 31, 1998: (i)the Company's chief executive officer, (ii) the Company's four most highly compensated executive officers other than the chief executive officer whose total annual salary and bonus exceeded $100,000 during such period (collectively, the "Named Executive Officers") and (iii) an additional individual for whom disclosure would have been provided but for the fact that the individual was not serving as an executive officer of the Company as of December 31, 1998.

                           SUMMARY COMPENSATION TABLE

                                                                                                LONG-TERM
                                               ANNUAL                                          COMPENSATION
                                            COMPENSATION                                  ----------------------
                                          ----------------               OTHER ANNUAL     SECURITIES UNDERLYING
      NAME AND PRINCIPAL POSITION         YEAR   SALARY(1)   BONUS(2)   COMPENSATION(3)          OPTIONS
      ---------------------------         ----   ---------   --------   ---------------   ----------------------
Thomas H. Quinn.........................  1998    125,000          0              0                    0
  Chairman and Chief                      1997    125,000          0              0                    0
  Executive Officer                       1996    125,000          0              0                    0
William C. Weathersby...................  1998    292,000          0              0                    0
  President, Chief Operating              1997    292,000    250,000              0               15,000
  Officer and Director                    1996    288,333    245,000              0               20,000
Thomas G. Kasvin........................  1998    190,832          0              0                    0
  Senior Vice President --                1997    174,667    117,447              0               15,000
  Chief Financial Officer                 1996    159,333    110,169              0               20,000
Michael J. Piron........................  1998    161,152          0              0                    0
  Vice President -- Technical             1997    161,152     84,883              0                7,500
  and Logistics Operations                1996    161,152     84,294         10,034(4)            15,000
James V. Heim...........................  1998    197,087          0        332,902(5)                 0
                                          1997    206,667    136,815              0               15,000
                                          1996    113,750    117,000         19,358(6)            20,000
Gary S. Wade............................  1998    134,678     64,300              0                    0
  Vice President -- Industrial/           1997    124,785     45,010              0                7,500
  Specialty                               1996    119,822     39,771              0               10,000

-------------------------

(1) Includes amounts deferred under the Company's 401(k) plan.

(2) The Company provides bonus compensation based on an individual's achievement of certain specified objectives, with additional rewards if certain operating objectives, including, among others, earnings per share, are met. Employees are eligible to receive from 10% to 100% of their annual compensation as a bonus under this program. The bonus plan is administered by the Company's Compensation Committee.

(3) Except as indicated, no executive named in the table received any other annual compensation in an amount in excess of the lesser of either $50,000 or 10% of the total of annual salary and loans reported for him in the two preceding columns for the periods covered by this table.

(4) Represents the amount paid by the Company to Mr. Piron for certain relocation expenses incurred in connection with the commencement of his employment with the Company.

(5) Payment pursuant to a Separation and Release Agreement dated as of November 9, 1998 between the Company and James V. Heim.

(6) Represents the amount paid by the Company to Mr. Heim for certain relocation expenses incurred in connection with the commencement of his employment with the Company.

The following table shows stock options exercised by each of the Named Executive Officers during the fiscal year ended December 31, 1998, including the aggregate value of gains on the date of exercise. In addition, this table includes the number of shares covered by both exercisable and non-exercisable stock options as of fiscal year-end, and the values for unexercised options based on the year-end price of the Common Stock. Except as listed in the table, no other Named Executive Officer exercised any Company stock options or beneficially owned unexercised Company stock options.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                           AND FISCAL YEAR-END VALUES

                                                                                    VALUE OF UNEXERCISED
                                                     NUMBER OF UNEXERCISED         IN-THE-MONEY OPTIONS AT
                           SHARES                 OPTIONS AT DECEMBER 31, 1998      DECEMBER 31, 1998(1)
                          ACQUIRED      VALUE     ----------------------------   ---------------------------
NAME                     ON EXERCISE   REALIZED   EXERCISABLE    UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                     -----------   --------   -----------    -------------   -----------   -------------
William C.
  Weathersby...........       0           0         28,000          32,000         $75,500        $28,875
Thomas G. Kasvin.......       0           0         35,000          30,000          99,125         22,125
Michael J. Piron.......       0           0         26,000          21,500          73,500         25,875
James V. Heim..........       0           0          8,000          27,000           8,000         12,000
Gary S. Wade...........       0           0         22,000          15,500          64,750         12,750

-------------------------
(1) Based on the difference between the closing market price on December 31, 1998, for the Common Stock, which was $12.00 per share, and the option exercise price.

EMPLOYMENT AGREEMENTS

On March 3, 1995, Sterile Products Holdings, Inc., a wholly-owned subsidiary of the Company ("Holdings") and Sterile Products Corporation, d.b.a. Absorbent Cotton Company, Inc., a wholly-owned subsidiary of Holdings ("ACCO"), entered into an employment agreement with Mr. C.C. Van Noy (the "Van Noy Employment Agreement"). Pursuant to the terms of the Van Noy Employment Agreement, Mr. Van Noy served as the President of ACCO for two years and agreed not to compete with Holdings or ACCO or disclose any confidential information during the period in which the Annual Retirement Payments (as hereinafter defined) are being paid to him. In exchange for his services and agreements not to compete or disclose certain information, Mr. Van Noy, who has retired and no longer performs services for the Company, is entitled to receive an annual payment of $75,000 (the "Annual Retirement Payments") for a ten year period. The Van Noy Employment Agreement provides that the Annual Retirement Payments shall be made to the beneficiary of Mr. Van Noy upon his death, subject to certain adjustments.

On December 8, 1997, the Company entered into Employment Protection Agreements (the "Protection Agreements") with each of Messrs. Weathersby and Kasvin (the "Executive"). The Protection Agreement provides that, in the event of a Change of Control (as defined therein), the Company will pay the Executive a lump sum in cash (the "Change of Control Payment") equal to: (i) one year's base salary (six months in the case of Mr. Weathersby) and (ii) an amount equal to 100% of Executive's target bonus (50% in the case of Mr. Weathersby) for the fiscal year in which the Change of Control occurs. If, after a Change of Control, Executive's employment is terminated or is otherwise materially and adversely affected, Executive will be entitled to an additional lump sum payment equal to the Change of Control Payment. In addition, all stock options previously granted to the Executive, whether or not vested, shall become immediately exercisable. Executive shall have one year from such date to exercise the options.

On November 9, 1998, the Company entered into a Separation and Release Agreement (the "Release Agreement") with Mr. James V. Heim, Senior Vice President of Consumer and Personal Products. Pursuant to the terms of the Release Agreement, Mr. Hein's employment with the Company ceased on November 30, 1998 . In satisfaction of all Mr. Heim's claims for compensation, Mr. Heim received a lump sum payment from the Company of $322,500. Mr. Heim may exercise his stock options in the Company's stock until November 30, 1999. In furtherance of the Employee Patent and Confidential Information Agreement executed by Mr. Heim on June 3, 1996, Mr. Heim agrees that he will keep secret all confidential financial and proprietary matters of the Company and will not take with him any documents relating to the Company.

On February 5, 1999, the Company entered into a Letter Agreement with Thomas H. Quinn. Pursuant to the Letter Agreement, Mr. Quinn's employment with the Company will cease upon a change of control of the Company. In recognition of his service and dedication to the Company, Mr. Quinn is entitled to receive a lump sum payment, upon consummation of a change of control, from the Company of $374,000.

   BOARD OF DIRECTORS COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

COMPENSATION PHILOSOPHY

The Compensation Committee is responsible for making recommendations to the Company's Board concerning the salaries and the annual bonus and long-term incentive plans that govern the compensation paid to all officers of the Company. This report is provided by the Compensation Committee to assist Stockholders in understanding the Compensation Committee's objectives and procedures in establishing the compensation of the Company's Chief Executive Officer and other senior executives. The Compensation Committee has devoted considerable attention to developing the Company's compensation philosophy which embodies four primary objectives:

1. to provide incentives based on value delivered to the Company's stockholders and customers;

2.  to clearly connect individual executive pay action with performance;

3. to maintain a system of rewards that is competitive with industry standards; and

4.  to attract, motivate and retain executives of the highest quality.

The Company's compensation programs reflect the Compensation Committee's commitment to the mission, values and performance of the Company. Continuous review and refinement of the Company's compensation practices in response to the changing business environment will serve to reinforce this commitment.

The most important performance yardstick in the Company's compensation program is the Company's ability to deliver long-term value to Stockholders through appreciation in share price, cash flow and earnings. On an ongoing basis, the Compensation Committee will test and refine the compensation program to ensure a high correlation between the level of compensation and these measures. Achieving desirable stockholder returns over a sustained period of time requires management's attention to a number of financial, operational and strategic elements which enables the Company to focus on the on-going requirements of the customer. The Company's compensation program, therefore, focuses executives on actions that directly impact stockholder return in the long-term and serve the needs of the Company's customers.

The Compensation Committee uses multiple sources of information to evaluate and establish appropriate compensation practices. The Compensation Committee relies on data from benchmark companies within industry to assess the Company's relative performance and compensation levels. Benchmark companies are selected by meeting multiple criteria including product lines, markets served, revenue size, revenue source and comparable operations. Consistent with the Compensation Committee's objectives, the Compensation Committee will position its executive compensation targets competitively with the benchmark companies. Annual executive compensation will be below, at or above the competitive target depending on individual and Company performance.

The Company's executive compensation program has three components -- base salary, annual incentives and long-term incentives. Base salary and annual incentives are primarily designed to reward current performance. Long-term incentives are primarily designed to provide strong incentives for long-term future performance.

The Compensation Committee strongly believes that incentive compensation should only be rewarded with commensurate performance. The Compensation Committee has approved compensation plans which include high minimum levels of performance to ensure that incentives are paid only when truly earned.

DESCRIPTION OF COMPENSATION PROGRAMS

The following briefly describes the role of each element of compensation:

BASE SALARY

Base salary are at levels sufficient to attract and retain qualified executives. To accomplish these goals, the Compensation Committee has generally targeted base salaries within a competitive range of average base salaries for similar positions in benchmark companies within industry. Aggregate base salary increases are intended to parallel increases in the pay levels of industry as a whole. Individual executive salary increases will strongly reflect the individual's level of performance and, to a lesser extent, trends within the industry.

ANNUAL INCENTIVE

The Company's executive annual incentive plan serves to recognize and reward executives for taking actions that build the value of the Company, generate competitive total returns to stockholders, and provide value-added services to the Company's customers. The formula for annual incentive awards is based on an individual's achievement of certain specified objectives, with additional rewards if certain operating objectives, including, among others, earnings per share, are met. Employees are eligible to receive from 10% to 100% of their annual compensation as an incentive under this program. The annual incentive for the President of the Company is based on the above factors and the discretion of the Compensation Committee.

LONG-TERM INCENTIVES

The Company's current method of providing long-term incentive compensation opportunities to its employees is through the use of stock options. The Company's Stock Option Plan allows for the awarding of incentive stock options, non-qualified stock options and SARs. The purposes of the Company's Stock Option Plan are to encourage ownership of Common Stock by officers and other key employees of the Company and its subsidiaries, to attract and retain highly qualified personnel for positions of substantial responsibility and to provide additional incentive to promote the success of the Company's business. The incentive provided executives under the Stock Option Plan is directly related to increases in the value of the Company to all stockholders, as measured by the trading price of the Common Stock. During the fiscal year ended December 31, 1998, no stock options were granted to employees of the Company.

COMPENSATION ADMINISTRATION

The Compensation Committee follows an annual cycle to administer each of the three components of executive compensation. The integrity of the Company's compensation program relies on a rigorous annual performance evaluation process.

DISCUSSION OF CEO COMPENSATION

Mr. Quinn's annual compensation for 1998 remained unchanged from the prior year. Mr. Quinn is the Chief Operating Officer of Jordan Industries, Inc., an affiliate of the Company. The amount of compensation paid to Mr. Quinn during 1998 was based in part on his responsibilities for and contribution to the Company's over-all performance. Mr. Quinn is in contact on a frequent basis with Company personnel regarding, among other things, marketing strategy, results of operations, acquisition strategy and financial matters.

COMPENSATION DEDUCTIBLE UNDER SECTION 162(M) OF THE INTERNAL REVENUE CODE

On August 10, 1993, the Revenue Reconciliation Act of 1993 was enacted which amended the Internal Revenue Code of 1986, as amended (the "Code"), by adding
Section 162(m), which eliminates the deductibility of most cash and noncash compensation over $1 million paid to certain "covered employees" (which generally is defined as a corporation's chief executive officer and the four other highest compensated employees). Contributions to qualified plans, items excluded from the employee's gross income, compensation paid pursuant to a binding agreement entered into on or before February 17, 1993, commission-based compensation, and certain "performance-based" compensation are types of remuneration that are not affected by the deduction limitation. Based on Treasury regulations issued in December 1995, grants of stock options under the Stock Option Plan are not considered as compensation subject to the Section 162(m) limitation.

During the fiscal year ended December 31, 1998, none of the Named Executive Officers received total compensation in excess of $1 million. However, it is possible that in some future year some portion of the compensation paid to the Company's chief executive officer and its four other highest compensated employees will not be tax deductible under Section 162(m). When the compensation of any of the Company's affected executives becomes closer to the $1 million deduction limitation, the Compensation Committee plans to consider the requirements of Section 162(m) and decide what actions, if any, will be taken when setting the compensation levels for these executives.

SECURITY OWNERSHIP OF COMMON STOCK OF CERTAIN OWNERS AND MANAGEMENT

The following table sets forth as of December 31, 1998 (except as otherwise noted) certain information with respect to the number of shares of Common Stock beneficially owned by (i) each director of the Company who beneficially owned Common Stock, (ii) each executive officer of the Company as of December 31, 1998 named in the table below under "Compensation of Executive Officers--Summary Compensation Table" who beneficially owned Common Stock, (iii) all directors and executive officers of the Company as a group and (iv) based on information available to the Company and a review of statements filed with the Commission pursuant to Section 13(d) and 13(g) of the Securities Act of 1934, as amended (the "Exchange Act"), each person or entity that beneficially owned (directly or together with affiliates) more than 5% of the Common Stock. The Company believes that each individual or entity named has sole investment and voting power with respect to shares of Common Stock indicated as beneficially owned by them, except as otherwise noted.

                                                                           COMMON
                                                                           STOCK
                                                        BENEFICIALLY     PERCENTAGE
NAME                                                      OWNED(1)      OWNERSHIP(1)
----                                                    ------------    ------------
DIRECTORS AND EXECUTIVE OFFICERS:
Jonathan F. Boucher(2)................................     360,639           2.9%
John W. Jordan II(3)..................................     332,140           2.7
David W. Zalaznick(4).................................     303,140           2.5
William C. Weathersby(5)..............................     197,000           1.6
John R. Lowden(6).....................................     184,860           1.5
Thomas H. Quinn(7)....................................     175,200           1.4
Thomas G. Kasvin(8)...................................      62,600             *
William C. Ballard(9).................................      21,000             *
Michael Piron(10).....................................      26,000             *
D. Patrick Curran(11).................................      15,000             *
Gary S. Wade(12)......................................      36,300             *
Paul D. Rhines........................................      10,343             *
All directors and executive officers as a group (16
  persons)(2)(3)(4)(5)(6)(7)(8)(9)(10)(11)(12)........   1,768,822          14.6%

                                                                           COMMON
                                                                           STOCK
                                                        BENEFICIALLY     PERCENTAGE
NAME                                                      OWNED(1)      OWNERSHIP(1)
----                                                    ------------    ------------
OTHER PRINCIPAL STOCKHOLDERS:
Sanford C. Bernstein & Co. Inc. (13)..................   1,222,650          10.1%
FMR Corp.(14).........................................   1,065,400           8.8%
T. Rowe Price Associates, Inc.(15)....................     994,900           8.2%
1838 Investment Advisors, Inc. (16)...................     697,963           5.8%

-------------------------

* Indicates beneficial ownership of less than 1% of shares of Common Stock.

(1) Calculated pursuant to Rule 13d-3(d) of the Exchange Act. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by such person, but not deemed outstanding for the purpose of calculating the percentage owned by each other person listed.

(2) Includes 2,000 shares of Common Stock held by Thomas C. Boucher, 2,000 shares of Common Stock held by Peter C. Boucher, 2,000 shares of Common Stock held by Hayden W. Boucher, each under the Uniform Gifts to Minors Act and for each of which Mr. Boucher disclaims beneficial ownership, 6,500 shares of Common Stock held by the Jonathan F. Boucher Profit Sharing Plan, of which Mr. Boucher is trustee, and 3000 Shares are owned by the Jonathan
    F. Boucher Money Purchase Plan of which Mr. Boucher is a Trustee. Mr. Boucher is a managing director of The Jordan Company, an entity with which Messrs. Jordan, Zalaznick, Quinn and Lowden are also affiliated. Mr. Boucher's address is c/o The Jordan Company, 767 Fifth Avenue, 48th Floor, New York, New York 10153

(3) Includes 332,140 shares of Common Stock held by John W. Jordan II Revocable Trust, of which Mr. Jordan is trustee. Mr. Jordan is a managing director of The Jordan Company, an entity with which Messrs. Boucher, Quinn, Zalaznick and Lowden are also affiliated. Mr. Jordan's address is c/o The Jordan Company, 767 Fifth Avenue, 48th Floor, New York, New York 10153 .

(4) Includes 7,000 shares of Common Stock held by Amy Y. Zalaznick 1995 Irrevocable Trust, 7,000 shares of Common Stock held by Jeffrey C. Zalaznick 1995 Irrevocable Trust and 7,000 shares of Common Stock held by Samantha M. Zalaznick 1995 Irrevocable Trust, for each of which Mr. Zalaznick's wife is trustee and for each of which Mr. Zalaznick disclaims beneficial ownership. Mr. Zalaznick is a managing director of The Jordan Company, an entity with which Messrs. Boucher, Jordan, Quinn and Lowden are also affiliated. Mr. Zalaznick's address is c/o The Jordan Company, 767 Fifth Avenue, 48th Floor, New York, New York 10153.

(5) Includes 7,632 shares of Common Stock held by the William C. Weathersby Irrevocable Trust F/B/O Marcus D. Weathersby, 7,632 shares of Common Stock held by the William C. Weathersby Irrevocable Trust F/B/O William C. Weathersby, Jr., and immediately exercisable options to purchase 28,000 shares of Common Stock. Mr. Weathersby's address is c/o American Safety Razor Company, P.O. Box 500, Staunton, Virginia 24402

(6) Includes 2,500 shares of Common Stock held by the Trust F/B/O John R. Lowden, of which Mr. Lowden is co-trustee. Mr. Lowden is a managing director of The Jordan Company, an entity with which Messrs. Boucher, Jordan, Quinn and Zalaznick are also affiliated. Mr. Lowden's address is c/o The Jordan Company, 767 Fifth Avenue, 48th Floor, New York, New York 10153

(7) Mr. Quinn is President and Chief Operating Officer of Jordan Industries, Inc., a company affiliated with The Jordan Company, an entity with which Messrs. Boucher, Jordan, Zalaznick and Lowden are also affiliated. Mr. Quinn's address is c/o Jordan Industries, Inc. 1751 Lake Cook Road, Suite 550, Deerfield, Illinois 60015.

(8) Includes 800 shares of Common Stock owned by Mr. Kasvin's wife, which shares Mr. Kasvin is deemed to beneficially own, and immediately exercisable options to purchase 35,000 shares of Common Stock. Mr. Kasvin's address is c/o American Safety Razor Company, P.O. Box 500, Staunton, Virginia 24402.

(9) Includes 4,000 shares of Common Stock held by the Charitable Remainder Trust F/B/O Julie W. Ballard, 2,000 shares of Common Stock held by the Charitable Remainder Trust F/B/O of Elizabeth Ballard Lebhor and 2,000 shares of Common Stock held by the Charitable Remainder Trust F/B/O William C. Ballard, III, for each of which Mr. Ballard is trustee, and immediately exercisable options to purchase 10,000 shares of Common Stock. Mr. Ballard's address is 3300 National City Tower, 101 So. 5th St., Louisville, KY 40202.

(10) Includes immediately exercisable options to purchase 26,000 shares of Common Stock. Mr. Piron's address is c/o American Safety Razor Company, P.O. Box 500, Staunton, Virginia 24402.

(11) Includes immediately exercisable options to purchase 10,000 shares of Common Stock. Mr. Curran's address is P.O. Box 419389, Kansas City, MO 64141-6389.

(12) Includes immediately exercisable options to purchase 22,000 shares of Common Stock. Mr. Wade's address is c/o American Safety Razor Company, P.O. Box 500, Staunton, Virginia 24402.

(13) As of January 8, 1999, Sanford C. Bernstein & Co. Inc. Investment Research and Management ("Bernstein"), an investment advisor registered under
     Section 203 of the Investment Advisers Act of 1940, beneficially owned 1,222,650 shares of Common Stock. Bernstein has sole voting power with respect to 1,008,000 shares of Common Stock and shared voting power with respect of 25,295 shares of Common Stock. Voting power is shared with Bernstein clients who have appointed an independent voting agent with instructions to vote shares in the same manner as Bernstein. Berstein has sole dispositive power with respect to 1,222,650 shares of Common Stock. The address of Bernstein is One State Street Plaza, New York, New York 10004-1545.

(14) As of February 1, 1999, Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR Corp. ("FMR"), beneficially owned 1,065,400 shares of Common Stock as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. FMR, through its control of Fidelity, has sole dispositive power with respect to 1,065,400 shares of Common Stock and no voting power with respect to 1,065,400 shares of Common Stock. Such voting power resides with the Boards of Trustees of the funds. FMR carries out the voting of the shares under written guidelines established by the funds' Boards of Trustees. The 1,065,400 shares of Common Stock are also beneficially owned by Fidelity Low-Priced Stock Fund ("Stock Fund"). The address of Fidelity, FMR and Stock Fund is 82 Devonshire Street,
     Boston, Massachusetts 02109.

(15) As of February 12, 1999, T. Rowe Price Associates, Inc. ("Price"), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, beneficially owned 994,900 shares of Common Stock. Included in the 994,900 shares are 700,000 shares of Common Stock which are beneficially owned by T. Rowe Price Small Cap Value Fund ("Small Cap"), an investment company registered under Section 8 of the Investment Company Act of 1940 as to which Price serves as advisor. As to the 994,900 shares of Common Stock: (i) Price has sole voting power with respect to 274,200 shares of Common Stock and Small Cap has sole voting power with respect to 700,000 shares of Common Stock and (ii) Price has sole dispositive power with respect to 994,900 shares of Common Stock. The shares of Common Stock are owned by various individual and institutional investors, which Price serves as investment adviser with the power to direct investments and/or sole power to vote the securities. For purposes of the Exchange Act, Price is deemed to be the beneficial owner of such securities, however Price expressly disclaims beneficial ownership of such securities. The address of Price and Small Cap is 100 E. Pratt Street, Baltimore, Maryland 21202.

(16) As of February 3, 1999, 1838 Investment Advisors, Inc. ("1838"), an investment advisor registered under Section 203 of the Investment Advisers Act of 1940, beneficially owned 697,963 Shares of Common Stock. As to the 697,963 Shares of Common Stock 1838 has: (i) sole voting power with respect to 434,311 Shares of Common Stock and (ii) sole dispositive power with respect to 697,963 Shares of Common Stock. The Shares of Common Stock are owned by various individual and institutional investors, which 1838 serves as investment advisor with the power to direct investment and/or sale power to vote the securities. The address of 1838 is 5 Radnor Corp. Center, Suite 320, Radnor, PA 19087.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors and persons beneficially owning more than 10% of the outstanding Common Stock of the Company to file reports of ownership and changes in ownership with the Commission. Officers, directors and greater than 10% holders of Common Stock are required by the Commission regulation to furnish the Company with copies of all Section 19(a) forms they file.

Based solely on copies of such forms furnished as provided above, or written representations that no forms were require, the Company believes that for the fiscal year ended December 31, 1998, all Section 16(a) filing requirements applicable to its officers, directors and owners of greater than 10% of its Common Stock were complied with.

                                                                      SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                        OF THE PURCHASER AND THE PARENT

1. Directors and Executive Officers of the Purchaser and Parent. The name, present principal occupation or employment and five-year employment history of each director and executive officer of the Parent and the Purchaser are set forth below. All persons listed below are citizens of the United States. The business address of each of the Parent and the Purchaser is c/o J.W. Childs Equity Partners II, L.P., One Federal Street, 21st Floor, Boston, MA 02110.

                                            PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                           AND MATERIAL OCCUPATIONS, POSITIONS, OFFICES
NAME                                       OR EMPLOYMENT HELD DURING THE LAST FIVE YEARS
----                                       ---------------------------------------------
Adam L. Suttin.........................  Sole Director and President of both the Parent and the Purchaser. Managing Director of J.W.
                                         Childs Associates, L.P. since December 1997. Vice
                                         President of J.W. Childs Associates, L.P. from
                                         July 1995 to December 1997. Mr. Suttin was an
                                         executive at the Thomas H. Lee Company from
                                         August, 1989 to 1995, most recently holding the
                                         position of Associate.
B. Lane MacDonald......................  Vice President and Secretary of both the Parent and the Purchaser. Associate at J.W. Childs
                                         Associates, L.P. since 1998. Assistant Vice
                                         President at BancBoston Capital from 1995 to
                                         1998. Financial Analyst at Robertson, Stephens
                                         and Co. from 1992 to 1993.
Allan A. Dowds.........................  Vice President and Treasurer of both the Parent and the Purchaser. Chief Financial Officer of
                                         J.W. Childs Associates, L.P. since 1995. Manager
                                         of Accounting and Reporting at Snapple Beverage
                                         Corporation from 1993 to 1995.

2. Directors and Executive Officers of J.W. Childs. The name, present principal occupation or employment and five-year employment history of directors and officers of J.W. Childs are set forth below. All persons listed below are citizens of the United States. The business address of all persons set forth below is c/o J.W. Childs Equity Partners II, L.P., One Federal Street, 21st Floor, Boston, MA 02110.

                                            PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                           AND MATERIAL OCCUPATIONS, POSITIONS, OFFICES
                 NAME                      OR EMPLOYMENT HELD DURING THE LAST FIVE YEARS
                 ----                      ---------------------------------------------
John W. Childs.........................  Sole Director, President and Treasurer of J.W.
                                         Childs since July 1995. Prior to that time, he
                                         was an executive at the Thomas H. Lee Company
                                         from May 1987, most recently holding the position
                                         of Senior Managing Director.
Steven G. Segal........................  Senior Managing Director since December 1997.
                                         Managing Director of J.W. Childs Associates,
                                         L.P., from July 1995 to December 1997. Managing
                                         Director at the Thomas H. Lee Company, 1994-1995.
                                         Associate at the Thomas H. Lee Company from 1987
                                         to 1994.

                                            PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                           AND MATERIAL OCCUPATIONS, POSITIONS, OFFICES
                 NAME                      OR EMPLOYMENT HELD DURING THE LAST FIVE YEARS
                 ----                      ---------------------------------------------
Adam L. Suttin.........................  Sole Director and President of both the Parent and the Purchaser. Managing Director of J.W.
                                         Childs Associates, L.P. since December 1993. Vice
                                         President of J.W. Childs Associates, L.P. from
                                         July 1995 to December 1997. Mr. Suttin was an
                                         executive at the Thomas H. Lee Company from
                                         August, 1989 to 1995, most recently holding the
                                         position of associate.
Glenn A. Hopkins.......................  Managing Director, J.W. Childs Associates, L.P.,
                                         since December 1997. Vice President, J.W. Childs
                                         Associates, L.P., from September, 1995 to
                                         December, 1997. Financial Analyst and Associate
                                         at the Thomas H. Lee Company from 1989 to 1995.
Edward Yun.............................  Vice President, J.W. Childs Associates, L.P.,
                                         since December 1997. Associate, J.W. Childs
                                         Associates, L.P. from August 1996 to December
                                         1997. Associate at DLJ Merchant Banking Partners
                                         from 1994 to 1996.
Dana L. Schmaltz.......................  Vice President, J.W. Childs Associates, L.P.
                                         since December, 1997. Associate, J.W. Childs
                                         Associates, L.P., from February 1997 through
                                         December 1997. Associate at DLJ Merchant Banking
                                         Partners, 1995 to 1997. Associate, NTC Group,
                                         1991 to 1993.

                                                                       EXHIBIT B

Investment Banking Division
Paine Webber Incorporated
1285 Avenue of the Americas
New York, NY 10019
212 713-2000

February 12, 1999

Board of Directors
American Safety Razor Company
One Razor Blade Lane
P.O. Box 979
Verona, VA 24482-0979

Ladies and Gentlemen:

RSA Acquisition Corp. (the "Purchaser"), a wholly-owned subsidiary of RSA Holdings Corp. of Delaware (the "Acquiring Company"), proposes to enter into an agreement (the "Agreement") pursuant to which the Purchaser will make a tender offer (the "Offer") for any and all shares of the common stock, par value $0.01 per share (the "Shares"), of American Safety Razor Company (the "Company"). Pursuant to the Offer, each shareholder of the Company whose Shares are accepted will be entitled to receive $14.125 in cash per Share. You have informed us that the Offer is expected to commence in February 1999 and close in April 1999. The Agreement also provides that, following consummation of the Offer, the Company will be merged with the Purchaser in a transaction (the "Merger") in which each Share will be converted into the right to receive $14.125 in cash.

You have asked us whether or not, in our opinion, the proposed cash consideration to be received by the shareholders of the Company pursuant to the Offer and the Merger is fair to the shareholders of the Company, other than the Purchaser and the Acquiring Company, from a financial point of view.

In arriving at the opinion set forth below, we have, among other things:

     Reviewed the Company's Annual Reports, Forms 10-K and related financial information for the three fiscal years ended December 31, 1997 and the Company's Form 10-Q and the related unaudited financial information for the nine months ended September 30, 1998;

     Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company, furnished to us by the Company;

     Conducted discussions with members of senior management of the Company concerning its businesses and prospects;

     Reviewed the historical market prices and trading activity for the Shares and compared them with that of certain publicly traded companies which we deemed to be relevant;

     Compared the results of operations of the Company with that of certain companies which we deemed to be relevant;

     Compared the proposed financial terms of the Offer and the Merger with those of certain other business combinations which we deemed to be relevant;

     Reviewed a draft of the Agreement dated February 12, 1999; and

     Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

In preparing our opinion, we have relied on the accuracy and completeness of all information that was publicly available, supplied or communicated to us by or on behalf of the Company, and we have not assumed any responsibility to independently verify such information. With respect to the financial forecasts examined by us, we have assumed that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future performance of the Company. We have also relied upon assurances of the management of the Company that they are unaware of any facts that would make the information or financial forecasts provided to us incomplete or misleading. We have not made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company nor have we been furnished with any such evaluations or appraisals. We have also assumed, with your consent, that any material liabilities (contingent or otherwise, known or unknown) of the Company are as set forth in the consolidated financial statements of the Company. Our opinion is based on economic, monetary and market conditions existing on the date hereof.

Our opinion is directed to the Board of Directors of the Company and does not constitute a recommendation to any shareholder of the Company as to whether any such shareholder should or should not tender his or her shares in the Offer or as to how any shareholder should vote on the Merger. This opinion does not address the relative merits of the Offer and the Merger and any other transactions or business strategies discussed by the Board of Directors of the Company as alternatives to the Offer and the Merger or the decision of the Board of Directors of the Company to proceed with the Offer and the Merger.

In the ordinary course of business, PaineWebber Incorporated may trade in the securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in such securities.

PaineWebber Incorporated is currently acting as financial advisor to the Company in connection with the Offer and the Merger and will be receiving a fee in connection with the rendering of this opinion and upon consummation of the Offer and the Merger.

On the basis of, and subject to the foregoing, we are of the opinion that the proposed cash consideration to be received by the shareholders of the Company pursuant to the Offer and the Merger is fair to the shareholders of the Company, other than the Purchaser and the Acquiring Company, from a financial point of view.

This opinion has been prepared for the information of the Board of Directors of the Company in connection with the Offer and the Merger and shall not be reproduced, summarized, described or referred to, provided to any person or otherwise made public or used for any other purpose without the prior written consent of PaineWebber Incorporated; provided, however, that this opinion may be reproduced in full in the Offer materials to be filed with the Securities and Exchange Commission and distributed to the Company's shareholders in connection with the Offer and the Merger. Notwithstanding the foregoing, the Company may publicly announce that PaineWebber Incorporated represented the Company in connection with the Offer and the Merger and delivered a fairness opinion in connection therewith.

                                          Very truly yours,

                                             /s/ PAINEWEBBER INCORPORATED

                                          PaineWebber Incorporated